✴ **VIRTUS**
INVESTMENT PARTNERS

2025
ANNUAL
REPORT

Summary of Operations[1]

(Dollars in millions, except per share data)		2025	2024	Change
	Revenues	$852.9	$906.9	(6)%
	Revenues, as Adjusted	$774.2	$820.4	(6)%
	Operating Expenses	$684.2	$724.5	(6)%
	Operating Expenses, as Adjusted	$533.7	$553.1	(4)%
	Operating Income	$168.7	$182.5	(8)%
	Operating Income, as Adjusted	$240.5	$267.3	(10)%
	Net Income attributable to Virtus Investment Partners, Inc.	$138.4	$121.7	14%
	Net Income attributable to Virtus Investment Partners, Inc., as Adjusted	$174.3	$189.8	(8)%
	Operating Margin	20%	20%	
	Operating Margin, as Adjusted	31%	33%	
Per Share Data				
	Earnings per Share – Diluted	$19.97	$16.89	18%
	Earnings per Share – Diluted, as Adjusted	$25.15	$26.33	(4)%
	Weighted Average Shares Outstanding – Diluted *(in thousands)*	6,929	7,210	(4)%
Assets Under Management *(in millions)*				
	Ending Assets Under Management	$159,493	$175,001	(9)%

By Product

(12/31/2025)

U.S. Retail Funds[2]	$42,261	26.5%
Global Funds	5,259	3.3%
Exchange-Traded Funds	5,239	3.3%
Closed-End Funds	10,635	6.7%
Retail Separate Accounts	43,091	27.0%
Institutional Accounts	50,022	31.3%
Structured Products	2,986	1.9%
TOTAL	$159,493	100%

By Asset Class

(12/31/2025)

Equity	$82,584	51.8%
Fixed Income	39,879	25.0%
Multi-Asset[3]	21,617	13.5%
Alternatives[4]	15,413	9.7%
TOTAL	$159,493	100%

[1] Certain supplemental performance measures are provided in addition to, but not as a substitute for, performance measures determined in accordance with GAAP. These supplemental measures may not be comparable to non-GAAP performance measures of other companies. "Operating Income, as Adjusted," "Net Income attributable to Virtus Investment Partners, Inc., as Adjusted," "Operating Margin, as Adjusted," and "Earnings per Share - Diluted, as Adjusted" are supplemental non-GAAP measures that net the distribution and administration expenses against the related revenue and remove certain non-cash and other identified amounts. For our definition of these terms, as well as a reconciliation to GAAP measures, see "Non-GAAP Information and Reconciliations" in the Supplemental Financial Information, included as an attachment to this annual report after the Form 10-K.

[2] Includes U.S. Mutual Funds and variable insurance funds.

[3] Consists of multi-asset offerings not included in equity, fixed income, and alternatives.

[4] Consists of managed futures, event-driven, real estate securities, infrastructure, long/short, and other strategies.

For a further discussion, see "Special Note About Forward-Looking Statements" of the attached Form 10-K.

Message to Shareholders

To Our Fellow Shareholders:

During 2025, we executed our long-term strategy in a market environment that remained challenging for active investment managers, and we were particularly impacted given the relative size of our quality-oriented equity strategies. Our results for the year were mixed and below our expectations. We remained focused executing effectively on our key strategic priorities of product quality, distribution growth, operating optimization, talent engagement, and financial and risk management, with specific initiatives. We expanded our investment offerings through new product development and our investment capabilities through inorganic transactions. We achieved meaningful growth in our ETF business and increased organizational efficiency while continuing to deliver meaningful shareholder value.

Key Accomplishments

We focused on initiatives that enhanced product quality, broadened diversification, and responded to evolving client demand. These efforts expanded our growth opportunities and positioned the Company for improved outcomes during more favorable market conditions.

- We expanded our investment capabilities into private markets through two transactions, acquiring a minority interest in Crescent Cove Advisors, a private credit firm focused on providing capital solutions to the high-growth technology sector, and entering into an agreement to acquire a majority interest in Keystone National Group, an investment manager specializing in asset-centric private credit. These transactions expand our investment offerings in an area of growing client interest with managers that have delivered strong performance and positive net flows.

- Our ETF assets under management ("AUM") grew significantly, from $3.1 billion at December 31, 2024, to $5.2 billion at December 31, 2025, and sales increased 69%. This growth reflected the execution of several initiatives, including expanding our lineup, enhancing access through retail intermediaries, and increasing dedicated sales resources and support.

- We continued to execute a series of actions to increase operational effectiveness, efficiency, and cost management. Additional investment managers were migrated onto our shared operational support service model. In addition, we introduced numerous policy revisions to increase consistency across the company and implemented enhanced vendor and procurement procedures.

Total Shareholder Return[1]
January 1, 2009 – December 31, 2025



---

[1] The companies that comprise our peer group for total shareholder return comparison are listed in an attachment to this annual report after the Form 10-K. Data shown is from initial public offering through 12/31/2025.

[2] The referenced non-GAAP measures are described and reconciled to GAAP reported amounts in an attachment to this annual report after the Form 10-K.

Financial and Operational Results

Financial and operational results reflected the impact of lower average assets under management compared to the prior year, driven primarily by net outflows in certain quality-oriented equity strategies. While these pressures affected revenues, margins, and profitability, they occurred within a broader market environment in which quality-focused investment styles remained out of favor across market capitalizations and regions.

Despite these headwinds, our disciplined expense management, diversification across asset classes and products, and strength of our balance sheet allowed us to continue investing in initiatives that are critical to sustaining the business through market cycles.

> We have the flexibility, agility, and responsiveness of a boutique asset management firm with the product breadth, distribution reach, and resources of larger firms.

- We ended the year with AUM of $159.5 billion, a 9% decrease from $175.0 billion at December 31, 2024, as positive market performance across asset classes partially offset total net outflows.

- Net income attributable to Virtus Investment Partners, Inc., as adjusted, decreased by 8% to $174.3 million from $189.8 million, and the related operating margin decreased to 31.1% from 32.6%.[2]

- Diluted earnings per share ("EPS") were $19.97, an 18% increase compared to $16.89 in 2024, and EPS, as adjusted, of $25.15 decreased 4% from $26.33 in 2024.

Capital Management

Our approach to capital management reflected a balanced, disciplined, long-standing philosophy focused on long-term value creation and financial flexibility. We deployed capital by investing in growth opportunities where appropriate, maintaining a strong balance sheet, and returning capital to shareholders in a sustainable and thoughtful manner. These actions reflect our confidence in the long-term sustainability of our earnings, cash flow generation, and business model.

- We increased capital returned to shareholders, by 14% to $133.5 million, compared to $117.4 million in 2024. We increased the quarterly cash dividend by 7% to $2.40 during the year, the eighth consecutive annual increase of the dividend, and repurchased $60.0 million of common shares, which represented 5% of the prior year's shares outstanding on December 31, 2024.

- The Company refinanced its credit arrangements with improved pricing and ended 2025 with significant liquidity, including $386.5 million in cash and equivalents and an undrawn $250.0 million revolving credit facility, and minimal net leverage, providing flexibility to invest in the business, pursue strategic opportunities, and return capital to shareholders.

While 2025 presented meaningful challenges, we remain confident in our strategy and the advantages of our distinct investment manager model. Our diversified platform, strong balance sheet, and experienced leadership team position us to adapt to evolving client needs and capitalize on opportunities over the long term.

On behalf of our employees, management team, and Board of Directors, we thank you for your continued trust and investment in our Company. We remain focused on delivering long-term value for our shareholders.

Sincerely,

George R. Aylward
President and Chief Executive Officer

Timothy A. Holt
Chairman

Strategic Priorities

- **Product Quality:** *Maintain a set of attractive investment strategies to meet current and future demand.*
- **Distribution Growth:** *Increase market share in existing channels and capitalize on opportunities in new channels.*
- **Operating Optimization:** *Provide shared business support services that maximize the effectiveness and leveragability of the business.*
- **Talent Engagement:** *Attract and retain the talent necessary to effectively execute business objectives.*
- **Financial and Risk Management:** *Manage resources for profitability, growth, risk mitigation, and creation of long-term shareholder value.*

2025 FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-10994

VIRTUS INVESTMENT PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-3962811**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Financial Plaza, Hartford, CT 06103
(Address of principal executive offices, including zip code)
Registrant's telephone number, including area code:
(800) 248-7971
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.01 par value	VRTS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☒ No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold (based on the closing share price as quoted on the New York Stock Exchange) as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.14 billion. For purposes of this calculation, shares of common stock held or controlled by executive officers and directors of the registrant have been treated as shares held by affiliates.

There were 6,695,515 shares of the registrant's common stock outstanding on February 11, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement that will be filed with the SEC in connection with the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.


Virtus Investment Partners, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2025


"We," "us," "our," the "Company," and "Virtus" as used in this Annual Report on Form 10-K refer to Virtus Investment Partners, Inc., a Delaware corporation, and its subsidiaries.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are, or may be considered to be, forward-looking statements within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act"); and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and the Private Securities Litigation Reform Act of 1995, as amended. All statements that are not historical facts, including statements about our beliefs or expectations, are "forward-looking statements." These statements may be identified by such forward-looking terminology as "expect," "estimate," "intent," "plan," "intend," "believe," "anticipate," "may," "will," "should," "could," "continue," "project," "opportunity," "predict," "would," "potential," "future," "forecast," "guarantee," "assume," "likely," "target" or similar statements or variations of such terms.

Our forward-looking statements are based on a series of expectations, assumptions and projections about the Company and the markets in which we operate, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning our assets under management, net asset inflows and outflows, operating cash flows, business plans and ability to borrow, for all future periods. All forward-looking statements contained in this Annual Report on Form 10-K are as of the date of this Annual Report on Form 10-K only.

We can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. We do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If there are any future public statements or disclosures by us that modify or impact any of the forward-looking statements contained in or accompanying this Annual Report on Form 10-K, such statements or disclosures will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, resulting from: (i) reduction in our assets under management; (ii) financial or business risks from strategic transactions; (iii) withdrawal, renegotiation or termination of investment management agreements; (iv) damage to our reputation; (v) inability to satisfy debt covenants and required payments; (vi) lack of sufficient capital on satisfactory terms; (vii) inability to attract and retain key personnel; (viii) challenges from competition; (ix) adverse developments related to unaffiliated subadvisers; (x) negative changes in key distribution relationships; (xi) interruptions, breaches, or failures of technology systems; (xii) loss on our investments; (xiii) adverse regulatory and legal developments; (xiv) failure to comply with investment guidelines or other contractual requirements; (xv) adverse civil litigation, government investigations, or proceedings; (xvi) unfavorable changes in tax laws or unanticipated tax obligations; (xvii) impediments from certain corporate governance provisions; (xviii) losses or costs not covered by insurance; (xix) impairment of goodwill or other intangible assets; and other risks and uncertainties. Any occurrence of, or any material adverse change in, one or more risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K and our other periodic reports filed with the SEC could materially and adversely affect our operations, financial results, cash flows, prospects and liquidity.

Certain other factors that may impact our continuing operations, prospects, financial results and liquidity, or that may cause actual results to differ from such forward-looking statements, are discussed or included in the Company's periodic reports filed with the SEC and are available on our website at www.virtus.com under "Investor Relations." You are urged to carefully consider all such factors.

PART I

Item 1.   **Business.**

Organization

Virtus Investment Partners, Inc. (the "Company"), a Delaware corporation, commenced operations on November 1, 1995 and became an independent publicly traded company on December 31, 2008.

Our Business

We provide investment management and related services to institutions and individuals. We use a multi-manager, multi-style approach, offering investment strategies from our investment managers, each having its own distinct investment style, autonomous investment process and individual brand, as well as from select unaffiliated managers for certain of our funds. By offering a broad array of products, we believe we can appeal to a greater number of investors and have offerings across market cycles and through changes in investor preferences. Through our multi-manager model, we provide our investment managers with distribution, business and operational support.

We offer investment strategies for institutional and individual investors in different investment products and through multiple distribution channels. Our investment strategies are available in a diverse range of styles and disciplines, managed by differentiated investment managers. We have offerings in various asset classes (equity, fixed income, multi-asset and alternatives), geographies (domestic, global, international and emerging), market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our investment strategies are provided to individual investors through products consisting of: mutual funds registered pursuant to the Investment Company Act of 1940, as amended, that include U.S. retail funds, exchange-traded funds ("ETFs"); Undertaking for Collective Investment in Transferable Securities and Qualifying Investor Funds ("global funds" and collectively with U.S. retail funds and ETFs the "open-end funds"); closed-end funds (collectively with open-end funds, the "funds"); retail separate accounts sold through intermediaries; and wealth advisory services to high- net-worth clients through our wealth management business. Our investment strategies are offered to a variety of institutional clients through institutional separate accounts and commingled accounts, including subadvisory services to other investment advisers as well as collateral management of structured products.

Our Investment Managers

We provide investment management services through our investment managers who are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The investment managers are responsible for portfolio management activities for our retail and institutional products operating under advisory, subadvisory or collateral management agreements. We also use the investment management services of select unaffiliated managers for certain of our funds. We monitor our managers' services by assessing their performance, style and consistency and the discipline with which they apply their investment process.

Our investment managers, their respective investment styles and assets under management as of December 31, 2025 were as follows:

Investment Manager	Location	Investment Style	Assets (in billions)
AlphaSimplex	Boston, MA	Systematic Alternatives	$ 4.3
Ceredex Value Advisors	Winter Park, FL	Value Equity	$ 3.4
Duff & Phelps Investment Management	Chicago, IL	Listed Real Assets	$ 12.8
Kayne Anderson Rudnick Investment Management	Los Angeles, CA	Quality-Focused Equity	$ 57.9
Newfleet Asset Management	Hartford, CT	Multi-Sector Fixed Income	$ 16.9
NFJ Investment Group	Dallas, TX	Global Value Equity	$ 5.1
Seix Investment Advisors	Park Ridge, NJ	Specialty Fixed Income	$ 11.8
Silvant Capital Management	Atlanta, GA	Growth Equity	$ 3.4
Stone Harbor Investment Partners	New York, NY	Emerging Markets Debt	$ 6.5
Sustainable Growth Advisers	Stamford, CT	Global Growth Equity	$ 18.0
Virtus Systematic	San Diego, CA	Systematic Global Equity	$ 0.6
Westchester Capital Management	Valhalla, NY	Event-Driven Alternatives	$ 2.8
Multi-Asset and Other	Hartford, CT and New York, NY	Various	$ 0.5

Summary information regarding investment managers in which we have a minority interest, their respective investment styles and assets under management as of December 31, 2025 was as follows:

Investment Manager	Location	Investment Style	Assets (1) (in billions)
Crescent Cove Advisors (2)	San Francisco, CA	Private Credit	$ —
Zevenbergen Capital Investments	Seattle, WA	Innovative Growth Equity	$ 2.1

(1) Reflects assets under management in Virtus sponsored products and is included in our assets under management. Assets under management as of December 31, 2025 of Crescent Cove Advisors and Zevenbergen Capital Investments, respectively, for which we do not serve as the investment adviser, but share in our portion of the earnings through our minority ownership was $0.9 billion and $2.4 billion, respectively. These amounts are not included in our assets under management.
(2) Acquired a 35% minority interest on December 15, 2025

Summary information regarding our select unaffiliated subadvisers, their respective investment styles and assets under management as of December 31, 2025 was as follows:

Unaffiliated Subadviser	Investment Style	Assets (1) (in billions)
Infrastructure Capital Advisors	Infrastructure Fixed Income and Equity	$ 2.5
Reaves Asset Management	Utilities	$ 1.4
Voya Investment Management	Income & Growth and Convertible	$ 9.5

(1) Reflects assets under management in Virtus sponsored products and is included in our assets under management.

Our Investment Products

Our assets under management are in open-end funds, closed-end funds, retail separate accounts and institutional accounts. Our earnings are primarily from asset-based fees charged for services relating to these various products, including investment management, fund administration, distribution and shareholder services.

Assets Under Management by Product as of December 31, 2025

Products	(in billions)
Open-end funds (1)	$ 52.8
Closed-end funds	10.6
Retail separate accounts (2)	43.1
Institutional accounts (3)	53.0
Total Assets Under Management	$ 159.5

(1) Represents assets under management of U.S. retail funds, ETFs and global funds.
(2) Includes investment models provided to managed account sponsors.
(3) Represents assets under management of institutional separate and commingled accounts including structured products.

Open-End Funds

Our U.S. retail funds are offered in a variety of asset classes, market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our ETFs are offered in a range of actively managed and index-based investment capabilities across multiple asset classes. Our global funds are offered in select investment strategies to non-U.S. investors. Summary information about our open-end funds by asset class as of December 31, 2025 was as follows:

(in millions) Asset Class	Total Assets			Management Fee Range % (1)
	U.S. Retail Funds	ETFs	Global Funds	
Equity				
Domestic equity	$ 15,109	$ 295	$ 370	2.15 - 0.25
International equity	2,507	31	4	1.85 - 0.49
Specialty equity	2,802	82	42	1.80 - 0.68
Global equity	235	—	1,991	1.85 - 0.55
Fixed Income				
Leveraged finance	2,505	382	15	1.70 - 0.38
Multi-sector	6,642	364	2,453	1.85 - 0.21
Hybrid	1,431	2,040	—	0.80 - 0.57
Emerging markets debt	321	15	321	1.65 - 0.55
Investment grade	715	17	—	0.50 - 0.17
Multi-Asset (2)	5,382	44	—	0.75 - 0.45
Alternatives (3)	4,612	1,969	63	1.65 - 0.25
Total Open-End Funds	$ 42,261	$ 5,239	$ 5,259	

(1) Represents management fees earned as a percentage of average daily net assets. The percentages represent the range of management fees paid by the funds, from the highest to the lowest and includes the impact of breakpoints at which the fees for certain funds decrease as assets in such funds increase. Subadvisory fees paid on funds managed by unaffiliated subadvisers are not reflected.

(2) Consists of multi-asset offerings not included in equity, fixed income and alternatives.

(3) Consists of real estate securities, managed futures, event-driven, infrastructure and other strategies.

Closed-End Funds

Our closed-end funds, each of which is traded on the New York Stock Exchange, are offered in a variety of asset classes. Summary information about our closed-end funds by asset class as of December 31, 2025 was as follows:

(in millions) Asset Class	Total Assets	Management Fee Range % (1)
Multi-Asset (2)	$ 7,556	1.50 - 0.50
Fixed Income	1,445	1.00 - 0.50
Equity	956	1.25
Alternatives (3)	678	1.00
Total Closed-End Funds	$ 10,635	

(1) Represents management fees earned as a percentage of average daily net assets. The percentages represent the range of management fees paid by the funds, from the highest to the lowest and includes the impact of breakpoints at which the fees for certain funds decrease as assets in such funds increase. Subadvisory fees paid on funds managed by unaffiliated subadvisers are not reflected.

(2) Consists of multi-asset offerings not included in equity, fixed income and alternatives.

(3) Consists of real estate securities, managed futures, event-driven, infrastructure and other strategies.

Retail Separate Accounts

Intermediary-Sold Managed Accounts

Intermediary-sold managed accounts are individual investment accounts that are contracted through intermediaries as part of investment programs offered to retail investors.

Wealth Management Accounts

Wealth management accounts are investment accounts offered by certain of our investment managers directly to individual investors and include wealth advisory services and may utilize third-party investment services.

The following table summarizes our retail separate accounts by asset class as of December 31, 2025:

	Total Assets	
(in millions) **Asset Class**	**Intermediary-Sold Managed Accounts**	**Wealth Management Accounts**
Equity		
Domestic equity	$ 32,342	$ 446
International equity	9	—
Global equity	252	1
Specialty equity	30	—
Fixed Income		
Leveraged finance	1,337	—
Investment grade	154	425
Emerging markets debt	18	—
Multi-sector	3	—
Multi-Asset (1)	122	7,951
Alternatives (2)	1	—
Total Retail Separate Accounts	$ 34,268	$ 8,823

    (1) Consists of multi-asset offerings not included in equity, fixed income and alternatives.
    (2) Consists of real estate securities, managed futures, event-driven, infrastructure and other strategies.

Institutional Accounts

Our institutional clients include corporations, multi-employer retirement funds, public employee retirement systems, foundations and endowments. We also provide subadvisory services to unaffiliated mutual funds. In addition, we act as collateral manager for collateralized loan obligations ("CLOs").

The following table summarizes our institutional accounts by asset class as of December 31, 2025:

	Total Assets	
(in millions) **Asset Class**	**Separate Accounts**	**Commingled Accounts**
Equity		
Domestic equity	$ 18,769	$ 510
International equity	1,175	329
Global equity	4,094	203
Fixed Income		
Leveraged finance	832	2,986
Multi-sector	1,318	—
Emerging markets debt	5,613	—
Investment grade	8,527	—
Alternatives (1)	6,834	1,256
Multi-Asset (2)	562	—
Total Institutional Accounts	$ 47,724	$ 5,284

    (1) Consists of real estate securities, managed futures, event-driven, infrastructure and other strategies.
    (2) Consists of multi-asset offerings not included in equity, fixed income and alternatives.

Other Fee Earning Assets

Other fee earning assets include assets for which we provide services for an asset-based fee but do not serve as an investment adviser. Other fee earning assets are not included in our assets under management. At December 31, 2025, we had $1.8 billion of other fee earning assets.

Our Investment Management, Administration and Shareholder Services

Our investment management, administration and shareholder service fees earned in each of the last three years were as follows:

(in thousands)	Years Ended December 31,		
Product	2025	2024	2023
Open-end funds	$ 286,610	$ 317,990	$ 305,238
Closed-end funds	61,305	59,184	58,136
Retail separate accounts	209,538	209,467	171,357
Institutional accounts	167,586	187,189	176,744
Total investment management fees	725,039	773,830	711,475
Administration fees	53,829	53,257	52,858
Shareholder service fees	19,446	21,037	20,999
Total	$ 798,314	$ 848,124	$ 785,332

Investment Management Fees

We provide investment management services pursuant to investment management agreements through our investment advisers (each an "Adviser"). For our funds, we earn fees based on each fund's average daily or weekly net assets with certain fee schedules providing for rate declines or "breakpoints" as asset levels increase to certain thresholds. For funds managed by subadvisers, the day-to-day investment management of the portfolio is performed by the subadviser, which receives a fee based on a percentage of the management fee. Each fund bears all expenses associated with its operations. In some cases, to the extent total fund expenses exceed a specified percentage of a fund's average net assets, the Adviser has agreed to reimburse the fund's expenses in excess of that level.

For intermediary sold retail separate accounts and institutional accounts, investment management fees are negotiated and based primarily on portfolio size and complexity, individual client requests and investment strategy capacity, as appropriate. In certain instances, institutional accounts may include performance-related fees, generally earned if the returns on the portfolios exceed agreed upon periodic or cumulative return targets, primarily benchmark indices. Fees for CLOs are generally calculated at a contractual fee rate applied against the end of the preceding quarter par value of the total collateral being managed. Fees for wealth management accounts are generally based on a standard fee schedule that provides for rate declines or "breakpoints" as asset levels increase to certain thresholds.

Administration Fees

We provide various administrative services to our U.S. retail funds, ETFs and closed-end funds. We earn fees based on each fund's average daily or weekly net assets. These services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services, client service, supervision of the activities of the funds' service providers, tax services and treasury services as well as providing office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds.

Shareholder Service Fees

We provide shareholder services to our U.S. retail funds. We earn fees based on each fund's average daily net assets. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting, among other things.

Our Distribution Services

Our products are offered through various retail and institutional distribution channels.

Retail

Our retail distribution resources in the U.S. consist of regional sales professionals, a national account relationship group and specialized teams for retirement and ETFs. Our U.S. retail funds, ETFs and intermediary sold retail separate accounts are distributed through financial intermediaries. We have broad distribution access in the U.S. retail market, with distribution partners that include national and regional broker-dealers, independent broker-dealers and registered investment advisers, banks and insurance companies. In many of these firms, we have a number of products that are on preferred or "recommended" lists and on fee-based advisory programs.

Our wealth management business is marketed directly to individual clients by financial advisory teams at our investment managers.

Institutional

Our institutional distribution resources include manager-specific institutional sales teams primarily focused on the U.S. market, supported by shared consultant relations and U.S. and non-U.S. institutional sales distribution. Our institutional products are marketed through relationships with consultants as well as directly to clients. We target key market segments, including foundations and endowments, corporations, public and private pension plans, sovereign wealth funds and subadvisory relationships.

Our Broker-Dealer Services

We operate a broker-dealer that is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). Our broker-dealer serves as the principal underwriter and distributor of our funds, provides market advisory services to sponsors of retail separate accounts, and is also a program manager and distributor of a qualified tuition plan under Section 529 of the Internal Revenue Code. Our broker-dealer is subject to, among others, the net capital rule of the Securities and Exchange Commission (the "SEC"), which is designed to enforce minimum standards regarding the general financial condition and liquidity of broker-dealers.

Our Competition

The financial services industry is a highly competitive global business. We face significant competition from a wide variety of financial institutions, including other investment management companies. We also face competition from proprietary products offered by our distribution partners such as banks, broker-dealers and financial planning firms. Competition in our businesses is based on several factors, including, among others, product mix and offerings, investment performance, fees charged, access to distribution channels, service quality and innovation. Our competitors, many of which are larger than us, offer a wide range of financial and investment management services and products to the same retail, institutional and high-net-worth investors and accounts that we are seeking to attract.

Our primary source of distribution for retail products is through intermediaries that include third-party financial institutions such as: major wire-houses; national, regional and independent broker-dealers and financial advisors; banks and financial planners; and registered investment advisers. Because we rely on these intermediaries, we do not control the ultimate recommendations given to them by clients and they may recommend competing products. For more information on our competitive risks, refer to "Risk Factors – Risks Related to Our Industry, Business and Operations."

Our Regulatory Matters

The financial services industry is highly regulated, regulations are complex, and failure to comply with related laws and regulations can result in the revocation of registrations, the imposition of censures or fines and the suspension or expulsion of a firm and/or its employees from the industry. In the U.S., we are subject to regulation by the SEC, the U.S. Commodity Futures Trading Commission ("CFTC"), other federal and state agencies, as well as FINRA and the National Futures Association ("NFA").

Each of our investment managers is registered as an investment adviser with the SEC under the Investment Advisers Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, compliance and disclosure obligations, and operational and recordkeeping requirements. Certain of our investment managers are also members of the NFA and are regulated by the CFTC with respect to the management of funds and other products that utilize futures, swaps, or other CFTC regulated instruments.

Our investment managers manage registered and unregistered funds in the U.S. and other jurisdictions and are subject to the regulatory requirements in the jurisdiction where those funds are sponsored or offered. In the U.S., the open-end funds, ETFs and closed-end funds we offer are subject to the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act governs the operations of registered funds and imposes obligations on their advisers, including investment restrictions and other governance, compliance, reporting and fiduciary obligations with respect to the management of those funds.

Our investment managers operating outside of the U.S. are also subject to regulation by various regulatory authorities and exchanges in the relevant jurisdiction such as directives and regulations in the European Union and other jurisdictions related to funds, including the Undertakings for the Collective Investment of Transferable Securities ("UCITS") Directive and the Alternative Investment Fund Managers Directive ("AIFMD"), with respect to depository functions, remuneration policies and sanctions and other matters. Our global funds are registered with and subject to regulation by the Central Bank of Ireland.

Our broker-dealer, VP Distributors, LLC, is subject to SEC and FINRA rules and regulations, including extensive regulatory requirements related to sales practices, registration of personnel, compliance and supervision and compensation and disclosure. We have distribution teams that operate in the United Kingdom and Singapore and are subject to regulation by the Financial Conduct Authority and Monetary Authority of Singapore, respectively. Sales and marketing activities of investment management services are also subject to regulation by non-U.S. authorities in the jurisdictions in which investment management products and services are offered. The ability to transact business in these jurisdictions and to conduct cross-border activities, is subject to the continuing availability of regulatory authorizations and exemptions.

Virtus Fund Services, LLC is an SEC-registered transfer agent and is subject to the Exchange Act and the rules and regulations promulgated thereunder. These laws and regulations grant the SEC broad administrative powers to address non-compliance with regulatory requirements.

We may be considered a fiduciary under the Employee Retirement Income Security Act, as amended ("ERISA") and related regulations with respect to certain assets that we manage for benefit plans subject to ERISA. ERISA, the regulations promulgated thereunder, and the applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients, and impose monetary penalties for violations of these provisions. The U.S. Department of Labor, which administers ERISA and regulates, among others, investment advisers who service retirement plan clients, has been active in proposing and adopting additional regulations applicable to the investment management industry, some of which are under legal challenge.

Due to the extensive laws and regulations to which we and our investment managers are subject, we devote substantial time, expense, and effort to remain current on, and to address, legal and regulatory compliance matters. We have established compliance programs to address regulatory compliance, and we have experienced legal and compliance professionals in place to address these requirements. We also have established legal and regulatory service providers in each of the countries where we conduct business. New regulations or interpretations of existing laws may result in enhanced disclosure obligations. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively. For more information about our regulatory environment, refer to "Risk Factors – Legal and Regulatory Risks."

Our officers, directors and employees may, from time to time, own securities that are also held by one or more of our funds or strategies offered to clients.

Human Capital

As of December 31, 2025, we employed 801 employees and operated offices throughout the U.S., and in the U.K. and Singapore. We strive to attract and retain talented individuals by creating an environment of excellence and opportunity that serves as a foundation for all employees to reach their potential and make meaningful contributions to the organization.

We offer competitive salaries and a comprehensive suite of benefits, including programs that support wellness, financial security, and professional development. As part of our offerings, we:

- Regularly assess and benchmark our compensation and benefit practices and conduct internal and external pay comparisons to assist us in ensuring that employees are compensated fairly, equitably and competitively.
- Offer career enhancement opportunities to maximize each employee's potential and develop leaders throughout the organization.
- Provide an education assistance program with tuition reimbursement for employees who wish to continue their education to secure increased responsibility and growth within the organization and in their careers.

- Offer benefits that promote financial and personal security including comprehensive medical, dental, prescription, disability and life insurance coverages as well as an employee assistance program; company match to employees' 401(k) contributions; and an employee stock purchase plan.
- Provide wellness programs that include health screenings and wellness earned premium rebates, as well as paid time off for vacation, illness, bereavement, parental and family care leave, and volunteer activities.

We rely upon key personnel to manage our business, including senior executives, portfolio managers, securities analysts, wealth advisers, sales personnel and other professionals. The retention of senior executives and key investment personnel is material to the management of our business.

Our value as a company derives from the talents of our employees, and we are committed to creating and maintaining an environment where every employee is treated with dignity and respect. The collective sum of employees' backgrounds, unique skills, and life experiences creates an environment where they and the company can achieve the highest levels of performance. Programs and practices - including those supporting an inclusive culture, employee involvement in community activities and corporate philanthropy - are designed to help us deliver on our commitment to maintaining an organization that is diverse and inclusive for all employees.

- As an employer, we prohibit any form of discrimination and have no tolerance for harassment in any form or any behavior that may contribute to a hostile, intimidating, unwelcoming, and/or inaccessible work environment.
- Collaborative efforts with organizations, institutions, and referral sources support us in identifying diverse talent pools, increasing the diversity of backgrounds and experiences of potential candidates, and engaging with employees across the organization to raise the awareness of and advance our inclusion efforts.
- Community engagement is ingrained into our culture. The Company and employees have supported a wide range of philanthropic activities that help to enrich and sustain the communities in which we have a business presence.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as proxy statements, are available free of charge on our website located at www.virtus.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Reports, proxy and other information statements and other information regarding issuers that file electronically with the SEC, including our filings, are also available to the public on the SEC's website at http://www.sec.gov.

A copy of our Corporate Governance Guidelines, our Code of Conduct and the charters of our Audit Committee, Compensation Committee, and Governance Committee are posted on our website at http://ir.virtus.com under "Corporate Governance" and are available in print without charge to any person who requests copies by contacting Investor Relations by email to: investor.relations@virtus.com or by mail to Virtus Investment Partners, Inc., c/o Investor Relations, One Financial Plaza, Hartford, CT 06103. The Company may use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website at http://ir.virtus.com. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting http://ir.virtus.com. Information contained on the website is not incorporated by reference or otherwise considered part of this document.

Item 1A.   Risk Factors.

This section describes some of the potential risks relating to our business. The risks described below are some of the more important factors that could affect our business. You should carefully consider the risks described below, together with all of the other information included in this Annual Report on Form 10-K, in evaluating the Company and our common stock. If any of the risks described below actually occur, our business, revenues, profitability, results of operations, financial condition, cash flows, reputation and stock price could be materially adversely affected.

RISKS RELATED TO OUR INDUSTRY, BUSINESS AND OPERATIONS

We earn substantially all of our revenues based on assets under management that fluctuate based on many factors, and any reduction would negatively impact our revenues and profitability.

The majority of our revenues are generated from asset-based fees from investment management products and services to individuals and institutions. Therefore, if assets under management decline, our fee revenues would decline, reducing profitability as certain of our expenses are fixed or have contractual terms. Assets under management could decline due to a variety of factors including, but not limited to, the following:

▪ **General domestic and global economic, political and other conditions.** Capital, equity and credit markets can experience substantial volatility. Changes in interest rates, the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade barriers and tariffs, commodity prices, currency exchange rates, national and international political circumstances and conflicts, public health issues and other conditions may impact the capital, equity and credit markets. Employment rates, economic weakness and budgetary challenges in parts of the world, uncertainty regarding governmental regulations and international trade policies, conflicts such as in Ukraine and the Middle East, concern over prospects in China and emerging markets, and growing debt for certain countries all indicate that economic and political conditions remain unpredictable. Portfolios that we manage that are focused on certain geographic markets or industry sectors may be particularly vulnerable to political, social and economic events in those markets and sectors. Negative, uncertain or diminishing investor confidence in the markets and/or adverse market conditions as a result of the conditions listed herein, among others, may decrease investor risk tolerance and negatively impact security prices. Such impacts could prompt investors to reduce their rate of investment or to partially or fully withdraw from markets, which could reduce our overall assets under management and have an adverse effect on our revenues, earnings and growth prospects. In the event of extreme circumstances, including economic, political or business or public health crises, such as a widespread systemic failure in the global financial system, failures of firms that have significant obligations as counterparties, we may suffer significant declines in our assets under management and severe liquidity or valuation issues.

▪ **Real or perceived negative absolute or relative performance.** Sales and redemptions of our investment strategies can be affected by investment performance relative to established benchmarks or other competing investment strategies. Negative absolute performance as a result of price declines in securities may also negatively impact our sales and redemptions and the value of our assets under management. Our investment management strategies are rated, ranked or assessed by independent third-parties, distribution partners and industry periodicals and services. Third party financial intermediaries, advisers or consultants may remove our investment products from recommended lists due to poor performance or for other reasons. These assessments often influence the investment decisions of clients and may lead to increased withdrawals of assets by existing clients and the inability to attract additional investments from new and existing clients.

We may engage in strategic transactions that could pose financial or business risks.

We have executed several inorganic transactions over the past years and we regularly evaluate potential transactions, including acquisitions, consolidations, joint ventures, strategic partnerships, or similar transactions, some of which could be significant. Our past acquisitions and strategic transactions have led to a significant increase in our assets under management and an expansion of our product and service offerings. Any transaction may also involve a number of risks, including underperforming relative to expectations, the loss of customers or personnel, additional demands on our staff, unanticipated problems regarding integration of operating facilities, technologies and new employees, and the existence of liabilities or contingencies not disclosed to, or otherwise unknown by, us prior to closing a transaction. Additionally, we cannot provide assurance that we will continue to be successful in closing on transactions or that we will achieve the anticipated benefits from a transaction, including such things as revenue, tax benefits or cost synergies.

Our investment management agreements are subject to renegotiation or termination on short notice, which could negatively impact our business.

Our clients include our sponsored fund investors, represented by boards of trustees or directors (the "fund boards"), managed account program sponsors, institutional clients, and individual private clients. Our investment management agreements with these clients may be terminated on short notice and without penalty. As a result, there would be little impediment for these clients to terminate our agreements. Our clients may renegotiate their investment contracts, or reduce the assets we manage for them, due to a number of reasons including, but not limited to: poor investment performance; loss of key investment personnel; a change in the client's or third-party distributors' decision makers; and reputational, regulatory or compliance issues. The fund boards may deem it to be in the best interests of a fund's shareholders to make decisions adverse to us, such as reducing the compensation paid to us, requesting that we subsidize fund expenses over certain thresholds, or imposing restrictions on our management of the fund. Under the Investment Company Act, investment management agreements automatically terminate in the event of an assignment, which may occur if, among other events, the Company undergoes a change in control, such as any person acquiring 25% of the voting rights of our common stock. If an assignment were to occur, we cannot be certain that the funds' boards and shareholders would approve a new investment management agreement. In addition, investment management agreements for the separate accounts we manage may not be assigned without the consent of the client. If an assignment occurs, we cannot be certain that the Company will be able to obtain the necessary approvals or client consents. The withdrawal, renegotiation or termination of any investment management agreement relating to a material portion of assets under management would have an adverse impact on our results of operations and financial condition.

Our business could be harmed by any damage to our reputation and lead to a reduction in our revenues and profitability.

Maintaining a positive reputation with existing and potential clients, the investment community and other constituencies is critical to our success. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate even if they are without merit or satisfactorily addressed. Our reputation may be impacted by many factors including, but not limited to: poor performance; litigation; conflicts of interests; regulatory inquiries, investigations or findings; operational failures (including cyber breaches); intentional or unintentional misrepresentation of our products or services by us or our third-party service providers; material weaknesses in our internal controls; or employee misconduct or rumors. Any damage to our reputation could impede our ability to attract and retain clients and key personnel, adversely impact relationships with clients, third-party distributors and other business partners, and lead to a reduction in the amount of our assets under management, any of which could adversely affect our results of operations and financial condition.

Our debt agreements contain covenants, required principal repayments and other provisions that could adversely affect our financial condition or results of operations.

We incur indebtedness for a variety of business reasons, including in relation to financing acquisitions and transactions. The indebtedness we incur can take many forms including, but not limited to, term loans or revolving lines of credit that customarily contain covenants.

At December 31, 2025, we had $399.0 million of total debt outstanding under our credit agreement, excluding debt of consolidated investment products ("CIP"), and had no borrowings outstanding under our $250.0 million revolving credit facility. Under our credit agreement, we are required to use a portion of our cash flow to service interest and make required annual principal payments, which may restrict our cash flow available for other purposes. The credit agreement also contains covenants that may limit our ability to return capital to shareholders. We cannot provide assurances that at all times in the future we will satisfy all such covenants or obtain any required waiver or amendment, in which event all indebtedness could become immediately due. Any or all of the above factors could adversely affect our financial condition or results of operations.

We may need to obtain additional capital that may not be available to us in sufficient amounts or on acceptable terms, which could have an adverse impact on our business.

Our ability to meet our future cash needs is dependent upon our ability to generate or have short-term access to cash. Although we have generated sufficient cash in the past, we may not do so in the future. We had unused capacity under our revolving credit facility of $250.0 million as of December 31, 2025. Our ability to access capital markets efficiently depends on a number of factors, including the state of credit and equity markets, interest rates and credit spreads. At December 31, 2025, we had $399.0 million in debt outstanding, excluding the notes payable of our CIP for which risk of loss to the Company is limited to our $115.9 million investment in such products. (See Note 17 of our consolidated financial statements for additional information on the notes payable of the CIP). We may need to raise capital to fund new business initiatives in the future, and financing may not be available to us in sufficient amounts, on acceptable terms, or at all. If we are unable to access sufficient capital on acceptable terms our business could be adversely impacted.

Our business relies on the ability to attract and retain key employees, and the loss of such employees could negatively affect our financial performance.

The success of our business is dependent to a large extent on our ability to attract and retain key employees, such as senior executives, portfolio managers, securities analysts and sales personnel. There is significant competition in the job market for these professionals and compensation levels in the industry are highly competitive. Our industry is also characterized by the movement of investment professionals among different firms.

If we are unable to continue to attract and retain key employees, or if compensation costs required to attract and retain key employees increase, our performance, including our competitive position, could be adversely affected. Additionally, we utilize equity awards as part of our compensation plans and as a means for recruiting and retaining key employees. Declines in our stock price would result in deterioration of the value of equity awards granted, thus lessening the effectiveness of using stock-based awards to retain key employees.

In certain circumstances, the departure of key investment personnel could cause higher redemption rates in certain strategies or the loss of certain client accounts. Any inability to retain key employees, attract qualified employees or replace key employees in a timely manner could lead to a reduction in the amount of our assets under management, which would have an adverse effect on our revenues and profitability. In addition, there could be additional costs to replace, retain or attract new talent that could result in a decrease in our profitability and have an adverse impact on our results of operations and financial condition.

We operate in a highly competitive industry that may require us to reduce our fees or increase amounts paid to financial intermediaries, which could result in a reduction of our revenues and profitability.

We face significant competition from a wide variety of financial institutions, including other investment management companies, as well as from proprietary products offered by our distribution partners such as banks, broker-dealers and financial planning firms. Competition in our businesses is based on several factors, including investment performance, fees charged, access to distribution channels and service to financial advisors and clients. Our competitors, many of which are larger, often offer similar products, use the same distribution sources, offer less expensive products, maintain greater access to key distribution channels, and have greater resources, geographic footprints and name recognition. Additionally, certain products and asset classes that we do not currently offer, such as passive or index-based products, are popular with investors. Existing clients may withdraw their assets in order to invest in these products, and we may be unable to attract additional investments from existing and new clients, which would lead to a decline in our assets under management and market share.

Our profits are highly dependent on the fees we earn for our products and services. Competition could cause us to reduce the fees that we charge. If our clients, including our fund boards, were to view our fees as being inappropriately high relative to the market or the returns generated by our investment products, we may choose, or be required, to reduce our fee levels, or we may experience significant redemptions in our assets under management, which could have an adverse impact on our results of operations and financial condition.

We utilize unaffiliated firms to provide investment management services and any matters that adversely impact them or any change in our relationships with them could adversely affect our revenues and profitability.

We utilize unaffiliated subadvisers as investment managers for certain of our retail funds. Because we have no ownership interests in these firms, we do not control their business activities. Problems stemming from the business activities of those firms may negatively impact or disrupt their operations or expose them to disciplinary action or reputational harm. Furthermore, any such matters at these unaffiliated firms may have an adverse impact on our business or reputation or expose us to regulatory scrutiny, including with respect to our oversight of such firms.

We periodically negotiate provisions and renewals of these relationships, and we cannot provide assurance that such terms will remain acceptable to us or the unaffiliated firms. These relationships can also be terminated upon short notice without penalty. In addition, the departure of key employees at unaffiliated subadvisers could cause higher redemption rates for certain assets under management. An interruption or termination of unaffiliated firm relationships could affect our ability to market our products and result in a reduction in assets under management, which would have an adverse impact on our results of operations and financial condition.

We distribute our products through intermediaries and changes in key distribution relationships could reduce our revenues, increase our costs and adversely affect our profitability.

Our primary source of distribution for retail products is through intermediaries that include third-party financial institutions such as: major wire-houses; national, regional and independent broker-dealers and financial advisors; banks and financial planners; and registered investment advisers. We are highly dependent on access to these distribution systems to raise and maintain assets under management. These distributors are generally not contractually required to distribute our products and typically offer their clients various investment products and services, including proprietary products and services, in addition to, and in competition with, our products and services. While we compensate these intermediaries pursuant to contractual agreements, we may not be able to retain access to these channels at all or at similar pricing. Increasing competition for these distribution channels could cause our distribution costs to rise, which could have an adverse effect on our business, revenues and profitability. To the extent that existing or future intermediaries prefer to do business with our competitors, the sales of our products as well as our market share, revenues and profitability could decline.

We and our third-party service providers rely on numerous technology systems and any business interruption, security breach, or system failure could negatively impact our business and profitability.

Our technology systems, and those of third-party service providers, are critical to our operations. The ability to consistently and reliably obtain accurate securities pricing information, process client portfolio and fund shareholder transactions, and provide reports and other services to clients is an essential part of our business. Any delays or inaccuracies in obtaining pricing information, processing such transactions or reports, other breaches and errors, and any inadequacies in other client service could result in reimbursement obligations or other liabilities or alienate clients and potentially give rise to claims against us. Any failure or interruption of third-party systems, whether resulting from technology or infrastructure breakdowns, defects or external causes such as fire, natural disaster, computer viruses, acts of terrorism or power disruptions, or public health events could result in financial loss, negatively impact our reputation and negatively affect our ability to do business. Although we and our third-party service providers have business continuity and disaster recovery plans in place, we may nonetheless experience interruptions if a natural or man-made disaster, prolonged power outage, or other business interruption event were to occur, which could have an adverse impact on our business and profitability.

In addition, our computer systems are regularly the target of viruses or other malicious codes, unauthorized access, cyber-attacks or other computer-related penetrations. The sophistication of cyber threats continues to increase, including through the use of "ransomware," phishing attacks and artificial intelligence, and our controls and the preventative actions we take to reduce the risk of cyber incidents and protect our information systems may be insufficient to detect or prevent unauthorized access, cyber-attacks or other security breaches to our systems or those of third parties with whom we do business. Our third-party service providers' systems may also be affected by, or fail, as a result of, catastrophic events, such as fires, floods, hurricanes and tornadoes. A breach of our systems, or of those of third-party service providers, through cyber-attacks or failure to manage and sufficiently secure our technology environment could result in interruptions or malfunctions in the operations of our business, loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by a breach or to recover access to our systems, additional costs to mitigate against future incidents, and litigation costs resulting from an incident. Any of these conditions could have an adverse impact on our business and profitability.

We and certain of our third-party service providers receive and store personal information as well as non-public business information. Although we and our third-party service providers take precautions, we may still be vulnerable to hacking or other unauthorized use. A breach of the systems or hardware could result in unauthorized access to our proprietary business or client data or release of this type of data, which could subject us to legal liability or regulatory action under data protection and privacy laws, which may result in fines or penalties, the termination of existing client contracts, costly mitigation activities and harm to our reputation. The occurrence of any of these risks could have an adverse impact on our business and profitability.

The development and use of various technologies based on machine learning and artificial intelligence (AI) is expanding rapidly in our industry. The use of AI technologies by us, or our third-party service providers could result in new and expanded risks including but not limited to operational, legal and regulatory risk. To the extent that we do not anticipate or effectively mitigate these risks through policies, controls and procedures, and systems, there could be a material adverse effect on our business and profitability.

We have significant capital invested in marketable securities, which exposes us to earnings volatility as the value of these investments fluctuate, as well as risk of capital loss.

We use capital to incubate new investment strategies, introduce new products or to enhance distribution access of existing products. At December 31, 2025, we had $305.3 million of such investments, comprising $189.4 million of marketable securities and $115.9 million of net investments in CLOs. These investments are in a variety of asset classes, including alternatives, fixed income and equity strategies and first-loss tranches of CLO equity. Many of these investments employ a long-term investment strategy with an optimal investment period spanning several years. Accordingly, during this investment period, the capital held in these investments may not be available for other corporate purposes without significantly diminishing our investment return. We cannot provide assurance that these investments will perform as expected. Increases or decreases in the value of these investments could increase the volatility of our earnings, and an other-than-temporary or permanent decline in the value of these investments could result in the loss of capital and have an adverse impact on our results of operations and financial condition.

LEGAL AND REGULATORY RISKS

We are subject to an extensive and complex regulatory environment and changes in regulations or failure to comply with them could adversely affect our revenues and profitability.

The investment management industry in which we operate is subject to extensive and frequently changing regulations. We are subject to regulation by the SEC, other federal and state agencies, certain international regulators, as well as FINRA and other self-regulatory organizations. Each of our investment management subsidiaries and unaffiliated subadvisers is registered with the SEC under the Investment Advisers Act. There are various regulatory reform initiatives in the U.S. and other jurisdictions and new regulations or interpretations of existing laws may result in enhanced disclosure obligations which could negatively affect us or materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel, or purchase new technology to comply effectively.

Although we spend extensive time and resources to ensure compliance with all applicable laws and regulations, if we fail to properly adhere to our policies or modify and update our compliance procedures in a timely manner in this changing and highly complex regulatory environment, we may be subject to various legal proceedings, including civil litigation, governmental investigations and enforcement actions that could result in fines, penalties, suspensions of individual employees, or limitations on particular business activities, any of which could have an adverse impact on our revenues and profitability.

We manage assets under agreements that have investment guidelines or other contractual requirements and failure to comply could result in claims, losses, or regulatory sanctions, which could negatively impact our revenues and profitability.

The agreements under which we manage client assets often have established investment guidelines or other contractual requirements with which we are required to comply in providing our investment management services. Although we maintain various compliance procedures and other controls to prevent, detect and correct such errors, any failure or allegation of a failure to comply with these guidelines or other requirement could result in client claims, reputational damage, withdrawal of assets and potential regulatory sanctions, any of which could have an adverse impact on our revenues and profitability.

We could be subject to civil litigation and government investigations or proceedings, which could adversely affect our business.

Many aspects of our business involve substantial risks of liability, and there have been substantial incidences of litigation and regulatory investigations in the financial services industry in recent years, including customer claims as well as class action suits seeking substantial damages. From time to time, we and/or our sponsored funds may be named as defendants or co-defendants in lawsuits or be involved in disputes that involve the threat of lawsuits seeking substantial damages. We and/or our sponsored funds are also involved from time to time in governmental and self-regulatory organization investigations and proceedings. (See Item 3. "Legal Proceedings" for further information.)

Any lawsuits, investigations or proceedings could result in reputational damage, loss of clients and assets, settlements, awards, injunctions, fines, penalties, increased costs and expenses in resolving a claim, diversion of employee resources and resultant financial losses. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We depend to a large extent on our business relationships and our reputation to attract and retain clients. As a result, allegations of improper conduct by private litigants, including investors in our funds, or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the asset management industry in general, whether or not valid, may harm our reputation. We may incur substantial legal expenses in defending against proceedings commenced by a client, regulatory authority or other private litigant. Substantial legal liability levied on us could cause significant reputational harm and have an adverse impact on our results of operations and financial condition.

We are subject to multiple tax jurisdictions and any changes in tax laws or unanticipated tax obligations could have an adverse impact on our financial condition, results of operations and cash flow.

We are subject to income as well as non-income-based taxes and are subject to ongoing tax audits, in various jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken that may result in the assessment of additional taxes and/or penalties and interest. We regularly assess the appropriateness of our tax positions and reporting. We cannot provide assurance that we will accurately predict the outcomes of audits and the actual outcomes of these audits could be unfavorable. Any changes to tax laws could impact our estimated effective tax rate and tax expense and could result in adjustments to our treatment of deferred taxes, including the realization or value thereof, which could have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

We have corporate governance provisions that may make an acquisition of us more difficult.

Certain provisions in our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a merger, acquisition or other change in control even if certain shareholders may consider a change of control to be beneficial. These provisions could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company without negotiating with our board of directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. These provisions, among other things:

- Allow our board of directors to issue preferred stock and determine the powers, preferences and rights thereof without shareholder approval;
- Prohibit the Company's ability to engage, under certain circumstances, in business combinations with any interested shareholder for three years following the date that the shareholder became an interested shareholder;
- Require that special meetings of shareholders be called only by the chairperson of our board of directors; and
- Contain advance notice procedures that shareholders must comply with to nominate candidates to our board of directors or present proposals.

GENERAL RISK FACTORS

Our insurance policies may not cover all losses and costs to which we may be exposed, which could adversely impact our results of operations and financial condition.

We carry insurance in amounts and under terms that we believe are appropriate. Our insurance may not cover all liabilities and losses to which we may be exposed. Certain insurance coverage may not be available or may be prohibitively expensive in future periods. As our insurance policies come up for renewal, we may need to assume higher deductibles or pay higher premiums, which could have an adverse impact on our results of operations and financial condition.

We have goodwill and other intangible assets on our balance sheet that could become impaired, which could impact our results of operations and financial condition.

As of December 31, 2025, the Company had $724.5 million in intangible assets and goodwill. We cannot be certain that we will realize the value of such intangible assets. Our intangible assets may become impaired as a result of a variety of factors which could adversely affect our financial condition and results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity

Cybersecurity Strategy and Risk Management

We maintain a cybersecurity and information protection program that is supported by policies and procedures designed to protect our systems and assets and the Company's sensitive or confidential business information, including that entrusted to us by our clients and business partners. Identifying and assessing cybersecurity risk is integrated into our overall enterprise risk management ("ERM") processes. Our ERM processes consider cybersecurity threat risks alongside other company risks as part of our overall management activities. Cybersecurity risks related to our business are identified and managed through a multi-faceted approach utilizing various systems, controls, and processes. Our cybersecurity systems, controls and processes are overseen by our cybersecurity information technology team which is managed by our Chief Information Security Officer ("CISO").

We maintain a layered security architecture as a key part of our infrastructure design and utilize our employees and managed third-party service providers to help ensure a secure environment and safeguard against a variety of threats including malware, systems intrusions, unauthorized access, data loss and other security risks. We have implemented various technology products and associated procedures, including, among others, the following:

- Firewall protection, operating system security patches, and multi-factor authentication;
- System security agent software, which includes encryption, malware protection, patches and virus definitions;

- Monitoring of computer systems for unauthorized use of or access to sensitive information;
- Web content filtering;
- Web and network vulnerability assessments and penetration testing;
- Monitoring emerging laws and regulations related to data protection and information security;
- Hosting in-house production systems in geographically dispersed locations that are backed up to alternate locations; and
- Employee cybersecurity awareness training that includes regular phishing simulations.

As part of the above processes, we engage various professional services firms that use external third-party tools to assess our internal cybersecurity programs and compliance with applicable practices and standards. Our use of these third parties allows us to leverage specialized knowledge, insights and industry best practices.

The Company's processes to identify material risks from cybersecurity threats associated with our use of third-party service providers are included within our service provider management policy. The policy provides guidelines in performing cyber risk assessments on our critical and material third party service providers during onboarding and periodically thereafter.

The assessment of cybersecurity incidents are integrated as part of the Company's business continuity and disaster recovery program ("BCDR"). Our BCDR includes an incident response protocol that provides a framework for the assessment, response, and recovery phases for any business disruption, including cybersecurity incidents. It also incorporates various event, incident and response teams that comprise the Company's information security, risk management, compliance, legal and other functions as needed in response to any cybersecurity incidents. Our incident response protocol also provides for reporting mechanisms to senior management and our Board of Directors ("Board") in the event of a material cybersecurity incident.

We have not had a cybersecurity incident that has materially affected, or was reasonably likely to, materially affect, our business strategy, results of operations or financial condition. There are risks from cybersecurity threats that if they were to occur could materially affect our business strategy, results of operations or financial condition which are further discussed in Item 1A. "Risk Factors—Risks Related to our Industry, Business and Operations—*We and our third-party service providers rely on numerous technology systems and any business interruption, security breach, or system failure could negatively impact our business and profitability*" of this Annual Report on Form 10-K, which should be read in conjunction with the information in this section.

Cybersecurity Governance

Our Board oversees our risk management processes, including our risks from cybersecurity threats. As part of its ongoing responsibilities, the Board receives recurring reports from management on the Company's cybersecurity risk environment and regularly meets with management to review the risk landscape and discuss the steps taken by management to monitor and mitigate cyber exposures. In addition, from time to time, our Chief Technology Officer and CISO brief the Board on the cyber-threat landscape, our information security program and other related information technology topics.

The Company maintains an Enterprise Risk Committee ("ERC"), comprising the Company executives who lead day-to-day risk management, and whose efforts are supplemented by specific risk-related committees or teams. The ERC is a cross-functional committee that focuses on identifying and managing operational risk throughout the organization, including cybersecurity threats. The ERC has integrated cybersecurity into key elements of the Company's ERM framework, including our BCDR planning program and service provider management policy, and personnel from our information security, risk management, compliance and legal groups are a part of the assessment and response team for cybersecurity incidents and the evaluation of third-party cybersecurity risk.

Item 2.   Properties.

We lease our principal offices, which are located at One Financial Plaza, Hartford, CT 06103. In addition, we lease office space in California, Connecticut, Florida, Georgia, Illinois, Massachusetts, New Jersey, New York, Texas, Singapore and the U.K.

Item 3.   **Legal Proceedings.**

The information set forth in response to Item 103 of Regulation S-K under "Legal Proceedings" is incorporated by reference from Part II, Item 8. "Financial Statements and Supplementary Data," Note 11 "Commitments and Contingencies" of this Annual Report on Form 10-K.

Item 4.   **Mine Safety Disclosures.**

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is traded on the New York Stock Exchange under the trading symbol "VRTS." As of February 11, 2026, we had 6,695,515 shares of common stock outstanding that were held by approximately 36,000 holders of record.

In making determinations regarding our quarterly dividend, we consider general economic and business conditions and our strategic plans and prospects, business and investment opportunities, financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, as well as legal, tax, regulatory and other restrictions that may have implications on the payment of dividends by us to our common shareholders or by our subsidiaries to us, and such other factors as we may deem relevant. We cannot provide any assurances that any dividends will continue to be paid in the future.

On February 25, 2026, the Company declared a quarterly cash dividend of $2.40 per common share to be paid on May 13, 2026 to shareholders of record at the close of business on April 30, 2026.

Issuer Purchases of Equity Securities

An aggregate of 6,430,045 shares of our common stock have been authorized to be repurchased under a share repurchase program, initially approved by our Board of Directors in 2010. As of December 31, 2025, 805,948 shares remained available for repurchase. Under the terms of the program, we may repurchase shares of our common stock from time to time at our discretion through open market repurchases, privately negotiated transactions and/or other mechanisms, depending on price, prevailing market and business conditions. The program, which has no specified term, may be suspended or terminated at any time.

During the year ended December 31, 2025, we repurchased a total of 347,364 common shares for $60.0 million. The following table sets forth information regarding our share repurchases in each month during the quarter ended December 31, 2025:

Period	Total number of shares purchased	Average price paid per share (1)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1—31, 2025	—	$ —	—	866,240
November 1—30, 2025	—	$ —	—	866,240
December 1—31, 2025	60,292	$ 165.82	60,292	805,948
Total	60,292		60,292	

(1) Average price paid per share is calculated on a settlement basis and excludes commissions and taxes.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities during the fourth quarter of fiscal 2025. Shares of our common stock purchased by participants in our Employee Stock Purchase Plan were delivered to participant accounts via open market purchases at fair value by the third-party administrator under the plan. We do not reserve shares for this plan or discount the purchase price of the shares.

Stock Performance Graph

The following graphs compare the five-year and since inception cumulative total shareholder return ("TSR") of the Company with the performance of the Standard & Poor's 500 ("S&P 500") Stock Index and a peer group index that consists of several peer companies (referred to as the "Financial Peer Group") as defined below. The graphs assume an equal investment in our common stock, the S&P 500 and the Financial Peer Group on December 31, 2020 (five-year TSR) and January 2, 2009 (since inception TSR), respectively, reflect reinvested dividends, and are weighted on a market capitalization basis. Each reported data point below represents the last trading day of each calendar year. The comparisons in the graphs below are based upon historical data and are not indicative of, nor intended to forecast, future performance.

Five-year TSR Among Virtus, S&P 500 Index and Financial Peer Group



Since Inception TSR Among Virtus, S&P 500 Index and Financial Peer Group



Financial Peer Group: Acadian Asset Management Inc.*, Affiliated Managers Group, Inc., AllianceBernstein Holding L.P., Artisan Partners Asset Management Inc.*, Cohen & Steers, Inc., Federated Hermes, Inc., Franklin Resources, Inc., Invesco Ltd., Janus Henderson Group Plc*, T. Rowe Price Group, Inc. and Victory Capital Holdings, Inc.*

*Companies excluded from the since inception TSR table due to lack of comparative performance periods.

Item 6. **Reserved**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Overview

Our Business

We provide investment management and related services to institutions and individuals. We use a multi-manager, multi-style approach, offering investment strategies from investment managers, each having its own distinct investment style, autonomous investment process and individual brand, as well as from select unaffiliated managers for certain of our retail funds. By offering a broad array of products, we believe we can appeal to a greater number of investors and have offerings across market cycles and through changes in investor preferences. Our earnings are primarily from asset-based fees charged for services relating to these various products, including investment management, fund administration, distribution, and shareholder services.

We offer investment strategies for institutional and individual investors in different investment products and through multiple distribution channels. Our investment strategies are available in a diverse range of styles and disciplines, managed by differentiated investment managers. We have offerings in various asset classes (equity, fixed income, multi-asset and alternatives), geographies (domestic, global, international and emerging), market capitalizations (large, mid and small), styles (growth, core and value) and investment approaches (fundamental and quantitative). Our institutional products are offered to a variety of institutional clients through institutional separate accounts and commingled accounts, including subadvisory services to other investment advisers as well as collateral management of structured products. Our retail products include open-end funds, closed-end funds and retail separate accounts.

Our institutional distribution resources include investment manager-specific sales teams primarily focused on the U.S. market, supported by shared consultant relations and U.S. and non-U.S. institutional sales distribution. Our institutional products are marketed through relationships with consultants as well as directly to clients. We target key market segments, including foundations and endowments, corporations, public and private pension plans, sovereign wealth funds and subadvisory relationships.

Our retail distribution resources in the U.S. consist of regional sales professionals, a national account relationship group and specialized teams for retirement and exchange traded funds ("ETFs"). Our U.S. retail funds, ETFs and intermediary sold retail separate accounts are distributed through financial intermediaries. We have broad distribution access in the U.S. retail market, with distribution partners that include national and regional broker-dealers, independent broker-dealers and registered investment advisers, banks and insurance companies. In many of these firms, we have a number of products that are on preferred "recommended" lists and on fee-based advisory programs. Our wealth management business is marketed directly to individual clients by financial advisory teams at our investment managers.

Market Developments

The financial markets have a significant impact on the value of our assets under management and on the level of our sales and net flows. The capital and financial markets experience fluctuation, volatility and declines, which impact investment returns and asset flows of our investment offerings as well as in investor choices and preferences among investment products. The changes in our assets under management may also be affected by the factors discussed in Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The U.S. and global equity markets increased in value in 2025, as evidenced by increases in major indices as noted in the following table:

Index	December 31, 2025	December 31, 2024	Change %
MSCI World Index	4,430	3,708	19.5 %
Standard & Poor's 500 Index	6,846	5,882	16.4 %
Russell 2000 Index	2,482	2,250	10.3 %
Morningstar / LSTA Leveraged Loan 100 Index	3,172	2,958	7.2 %

Financial Highlights

- Total revenues were $852.9 million in 2025, a decrease of $54.1 million, or 6.0%, compared to total revenues of $906.9 million in 2024.
- Operating income was $168.7 million, in 2025, a decrease of $13.8 million, or 7.6%, compared to $182.5 million in 2024.
- Net income per diluted share was $19.97 in 2025, an increase of $3.08, or 18.2%, compared to net income per diluted share of $16.89 in 2024.

Crescent Cove Advisors

On December 15, 2025, the Company completed the acquisition of a 35% minority interest in Crescent Cove Advisors, LP ("Crescent Cove"), an investment manager specializing in private capital solutions, for $41.1 million.

Keystone National Group

On December 5, 2025, the Company entered into an agreement to acquire a majority interest in Keystone National Group ("Keystone"), an investment manager specializing in asset-centric private credit. Under the agreement, the Company would purchase a majority interest in Keystone for consideration of $200.0 million at closing and up to an additional $170.0 million of deferred consideration, including earnout payments subject to the achievement of future revenue targets. The transaction is expected to close in the first quarter of 2026, subject to customary closing conditions, necessary regulatory approvals and client approvals, including approvals by the Keystone registered fund shareholders.

Assets Under Management

Total sales were $23.4 billion in 2025, a decrease of $3.3 billion, or 12.4%, from $26.8 billion in 2024. Net flows were $(18.9) billion in 2025 compared to net flows of $(10.4) billion in 2024.

At December 31, 2025, total assets under management were $159.5 billion, representing a decrease of $15.5 billion, or 8.9%, from December 31, 2024. The change in total assets under management from December 31, 2024 included $(18.9) billion of net outflows partially offset by $5.9 billion from positive market performance.

Assets Under Management by Product

The following table summarizes our assets under management by product:

(in millions)	As of December 31,		Change	
Product	**2025**	**2024**	**$**	**%**
Open-End Funds (1)	$ 52,759	$ 56,073	$ (3,314)	(5.9)%
Closed-End Funds	10,635	10,225	410	4.0 %
Retail Separate Accounts (2)	43,091	49,536	(6,445)	(13.0)%
Institutional Accounts (3)	53,008	59,167	(6,159)	(10.4)%
Total	$ 159,493	$ 175,001	$ (15,508)	(8.9)%
Average Assets Under Management (4)	$ 169,011	$ 176,653	$ (7,642)	(4.3)%

(1) Represents assets under management of U.S. retail funds, ETFs and global funds.
(2) Includes investment models provided to managed account sponsors.
(3) Represents assets under management of institutional separate and commingled accounts including structured products.
(4) Calculated according to revenue earning basis that includes average daily, weekly, monthly beginning balance, monthly ending balance, or quarter beginning and ending balance, as well as quarter beginning or ending spot balance.

Asset Flows by Product

The following table summarizes asset flows by product:

	Years Ended December 31,	
(in millions)	**2025**	**2024**
Open-End Funds (1)		
Beginning balance	$ 56,073	$ 56,062
Inflows	11,438	12,420
Outflows	(17,077)	(16,532)
Net flows	(5,639)	(4,112)
Market performance	3,378	4,949
Other (2)	(1,053)	(826)
Ending balance	$ 52,759	$ 56,073
Closed-End Funds		
Beginning balance	$ 10,225	$ 10,026
Inflows	12	1
Outflows	(104)	(41)
Net flows	(92)	(40)
Market performance	1,268	1,112
Other (2)	(766)	(873)
Ending balance	$ 10,635	$ 10,225
Retail Separate Accounts (3)		
Beginning balance	$ 49,536	$ 43,202
Inflows	5,864	8,621
Outflows	(11,064)	(6,957)
Net flows	(5,200)	1,664
Market performance	(1,233)	4,667
Other (2)	(12)	3
Ending balance	$ 43,091	$ 49,536
Institutional Accounts (4)		
Beginning balance	$ 59,167	$ 62,969
Inflows	6,125	5,715
Outflows	(14,070)	(13,660)
Net flows	(7,945)	(7,945)
Market performance	2,446	5,101
Other (2)	(660)	(958)
Ending balance	$ 53,008	$ 59,167
Total		
Beginning balance	$ 175,001	$ 172,259
Inflows	23,439	26,757
Outflows	(42,315)	(37,190)
Net flows	(18,876)	(10,433)
Market performance	5,859	15,829
Other (2)	(2,491)	(2,654)
Ending balance	$ 159,493	$ 175,001

(1) Represents assets under management of U.S. retail funds, ETFs and global funds.

(2) Represents open-end and closed-end fund distributions net of reinvestments, the impact of non-sales related activities such as asset acquisitions/(dispositions), seed capital investments/(withdrawals), current income or capital returned by structured products and the use of leverage.

(3) Includes investment models provided to managed account sponsors.

(4) Represents assets under management of institutional separate and commingled accounts including structured products.

Assets Under Management by Asset Class

The following table summarizes assets under management by asset class:

(in millions) Asset Class	As of December 31, 2025	As of December 31, 2024	Change $	Change %	% of Total 2025	% of Total 2024
Equity	$ 82,584	$ 100,792	$ (18,208)	(18.1)%	51.7 %	57.6 %
Fixed Income	39,879	37,696	2,183	5.8 %	25.0 %	21.5 %
Multi-Asset (1)	21,617	21,174	443	2.1 %	13.6 %	12.1 %
Alternatives (2)	15,413	15,339	74	0.5 %	9.7 %	8.8 %
Total	$ 159,493	$ 175,001	$ (15,508)	(8.9)%	100.0 %	100.0 %

(1) Consists of multi-asset offerings not included in equity, fixed income, and alternatives.
(2) Consists of real estate securities, managed futures, event-driven, infrastructure and other strategies.

Average Assets Under Management and Average Fees Earned

The following table summarizes the average management fees earned in basis points and average assets under management:

	Years Ended December 31,			
	Average Fee Earned (expressed in basis points)		Average Assets Under Management (in millions) (4)	
Products	2025	2024	2025	2024
Open-End Funds (1)	46.6	50.0	$ 55,059	$ 57,039
Closed-End Funds	58.5	58.6	10,474	10,092
Retail Separate Accounts (2)	42.4	43.4	47,402	46,575
Institutional Accounts (3)	31.7	31.1	56,076	62,947
All Products	41.2	42.0	$ 169,011	$ 176,653

(1) Represents assets under management of U.S. retail funds, ETFs and global funds.
(2) Includes investment models provided to managed account sponsors.
(3) Represents assets under management of institutional separate and commingled accounts including structured products.
(4) Calculated according to revenue earning basis that includes average daily, weekly, monthly beginning balance, monthly ending balance, or quarter beginning and ending balance, as well as quarter beginning or ending spot balance.

Average fees earned represent investment management fees, net of revenue-related adjustments, and excluding the impact of consolidated investment products ("CIP") divided by average net assets. Revenue-related adjustments are based on specific agreements and reflect the portion of investment management fees passed-through to third-party client intermediaries for services to investors in sponsored investment products. Fund fees are calculated based on average daily or weekly net assets. Retail separate account fees, which include fees for wealth management accounts, are calculated based on the end of the preceding or current quarter's asset values or on an average of month-end balances. Institutional account fees are calculated based on an average of month-end balances, an average of current quarter's asset values or on a combination of the underlying cash flows and the principal value of the product. Average fees earned will vary based on several factors, including the asset mix and expense reimbursements to the funds.

The average fee rate earned decreased for the year ended December 31, 2025 compared to the prior year primarily due to a shift in the asset mix in our open-end funds to investment strategies that have a lower fee rate, partially offset by an increase in average fee rates of our institutional accounts due to the redemptions of lower fee earning assets.

Investment Performance

The following table presents a summary of investment performance by asset class measured by the percentage of assets under management exceeding their relevant benchmarks as of December 31, 2025:

Asset Class	Percentage of Assets Under Management Beating Benchmark (1)			
	1-Year	3-Year	5-Year	10-Year
Equity	6%	21%	20%	62%
Fixed Income	63%	76%	66%	77%
Alternatives (2)	53%	60%	60%	71%
Multi-Asset (3)	8%	41%	38%	41%
Total	24%	39%	36%	64%

(1) Percentage outperforming benchmark is reported as the percentage of assets under management that have outperformed benchmarks across the indicated periods. Performance is presented on an average annual total return basis for products with a one-, three-, five- and/or ten-year track record, and is measured on a consistent basis relative to the most appropriate benchmarks. Fund investment performance is net of fees. Benchmark indices are unmanaged, their returns do not reflect any fees, expenses or sales charges, and they are not available for direct investment. Certain strategies do not have stated benchmarks, such as wealth management, structured products, and certain other multi-asset accounts and therefore are excluded from the analysis.
(2) Consists of real estate securities, managed futures, event driven, infrastructure and other strategies.
(3) Consists of multi-asset offerings not included in equity, fixed income and alternative.

Results of Operations - December 31, 2025 compared to December 31, 2024

A discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our *Form 10-K for the fiscal year ended December 31, 2024*, which specific discussion is incorporated herein by reference.

Summary Financial Data

(in thousands)	Years Ended December 31,		Change	
	2025	2024	$	%
Investment management fees	$ 725,039	$ 773,830	$ (48,791)	(6.3)%
Other revenue	127,826	133,119	(5,293)	(4.0)%
Total revenues	852,865	906,949	(54,084)	(6.0)%
Total operating expenses	684,185	724,459	(40,274)	(5.6)%
Operating income (loss)	168,680	182,490	(13,810)	(7.6)%
Total other income (expense), net	(18,807)	(8,510)	(10,297)	121.0 %
Total interest income (expense), net	37,376	33,896	3,480	10.3 %
Income (loss) before income taxes	187,249	207,876	(20,627)	(9.9)%
Income tax expense (benefit)	51,261	55,423	(4,162)	(7.5)%
Net income (loss)	135,988	152,453	(16,465)	(10.8)%
Noncontrolling interests	2,408	(30,707)	33,115	(107.8)%
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$ 138,396	$ 121,746	$ 16,650	13.7 %
Earnings (loss) per share-diluted	$ 19.97	$ 16.89	$ 3.08	18.2 %

In 2025, total revenues decreased $54.1 million, or 6.0%, to $852.9 million from $906.9 million in 2024, and operating income decreased by $13.8 million, or 7.6%, to $168.7 million in 2025 from $182.5 million in 2024, due primarily to decreased revenues as mentioned above.

Revenues

Revenues by source were as follows:

(in thousands)	Years Ended December 31,		Change	
	2025	**2024**	**$**	**%**
Investment management fees				
Open-end funds	$ 286,610	$ 317,990	$ (31,380)	(9.9)%
Closed-end funds	61,305	59,184	2,121	3.6 %
Retail separate accounts	209,538	209,467	71	— %
Institutional accounts	167,586	187,189	(19,603)	(10.5)%
Total investment management fees	725,039	773,830	(48,791)	(6.3)%
Distribution and service fees	49,579	54,692	(5,113)	(9.3)%
Administration and shareholder service fees	73,275	74,294	(1,019)	(1.4)%
Other income and fees	4,972	4,133	839	20.3 %
Total Revenues	$ 852,865	$ 906,949	$ (54,084)	(6.0)%

Investment Management Fees

Investment management fees are earned based on a percentage of assets under management and are paid pursuant to the terms of the respective investment management agreements, which generally require monthly or quarterly payments. Investment management fees decreased by $48.8 million, or 6.3%, for the year ended December 31, 2025 compared to the prior year, primarily due to decreased average assets under management and a decreased average fee rate.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from open-end funds for marketing and distribution services. Distribution and service fees decreased by $5.1 million, or 9.3%, for the year ended December 31, 2025 compared to the prior year, primarily due to lower sales and average assets under management for open-end funds in share classes that have sales- and asset-based distribution and service fees.

Administration and Shareholder Service Fees

Administration and shareholder service fees represent fees earned for fund administration and shareholder services from our U.S. retail funds, ETFs and closed-end funds. Fund administration and shareholder service fees decreased by $1.0 million, or 1.4%, for the year ended December 31, 2025 compared to the prior year primarily due to the decrease in average assets under management of our U.S. retail funds partially offset by increased closed-end fund administrative fees.

Other Income and Fees

Other income and fees primarily represent fees related to other fee-earning assets and marketing fees earned on certain ETFs. Other income and fees increased $0.8 million, or 20.3%, for the year ended December 31, 2025 compared to the prior year, primarily due to increased marketing fees earned during the current year.

Operating Expenses

Operating expenses by category were as follows:

(in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	Change $	Change %
Operating expenses				
Employment expenses	$ 400,720	$ 432,587	$ (31,867)	(7.4)%
Distribution and other asset-based expenses	89,047	96,223	(7,176)	(7.5)%
Other operating expenses	130,358	127,526	2,832	2.2 %
Other operating expenses of CIP	5,812	6,987	(1,175)	(16.8)%
Change in fair value of contingent consideration	(2,214)	(5,608)	3,394	(60.5)%
Restructuring expense	693	1,487	(794)	(53.4)%
Depreciation expense	7,992	8,958	(966)	(10.8)%
Amortization expense	51,777	56,299	(4,522)	(8.0)%
Total operating expenses	$ 684,185	$ 724,459	$ (40,274)	(5.6)%

Employment Expenses

Employment expenses consist of fixed and variable compensation and related employee benefit costs. Employment expenses decreased by $31.9 million, or 7.4%, for the year ended December 31, 2025 primarily due to a decrease in profit- and sales-based compensation and stock-based compensation.

Distribution and Other Asset-Based Expenses

Distribution and other asset-based expenses consist primarily of payments to third-party client intermediaries for providing services to investors in sponsored investment products. These payments are primarily based on assets under management. Distribution and other asset-based expenses decreased $7.2 million, or 7.5%, for the year ended December 31, 2025 primarily due to decreases in assets under management in share classes that have asset-based distribution and other asset-based expenses.

Other Operating Expenses

Other operating expenses primarily consist of investment research and technology costs, software application and development expenses, professional fees, travel and distribution-related costs, rent and occupancy expenses, and other business costs. Other operating expenses increased $2.8 million, or 2.2% during the year ended December 31, 2025 compared to the prior year primarily due to increased legal and professional fees associated with the Keystone acquisition and the refinancing of the Company's credit facility.

Other Operating Expenses of CIP

Other operating expenses of CIP decreased $1.2 million, or 16.8%, from the prior year primarily due to refinancing activities associated with two CLOs in the prior year period.

Change in Fair Value of Contingent Consideration

Contingent consideration related to the Company's acquisitions are fair valued on each reporting date incorporating changes in various estimates, including underlying performance estimates, discount rates and amount of time until the conditions of the contingent payments are achieved. The change in fair value is recorded in the current period as a gain or loss. The change in fair value of contingent consideration for the year ended December 31, 2025 was primarily attributable to changes in underlying performance estimates and the passage of time.

Depreciation Expense

Depreciation expense consists primarily of the straight-line depreciation of furniture, equipment and leasehold improvements. Depreciation expense decreased by $1.0 million, or 10.8%, for the year ended December 31, 2025 compared to the prior year primarily due to the prior year acceleration of depreciation on leasehold improvements associated with a terminated lease.

Amortization Expense

Amortization expense consists of the amortization of definite-lived intangible assets over their estimated useful lives. Amortization expense decreased $4.5 million, or 8.0%, for the year ended December 31, 2025 compared to the prior year, primarily due to intangible assets becoming fully amortized.

Other Income (Expense), net

Other Income (Expense), net by category were as follows:

(in thousands)	Years Ended December 31,		Change	
	2025	2024	$	%
Other Income (Expense)				
Realized and unrealized gain (loss) on investments, net	$ 5,823	$ 3,914	$ 1,909	48.8 %
Realized and unrealized gain (loss) of CIP, net	(28,103)	(14,460)	(13,643)	94.3 %
Other income (expense), net	3,473	2,036	1,437	70.6 %
Total Other Income (Expense), net	$ (18,807)	$ (8,510)	$ (10,297)	121.0 %

Realized and Unrealized Gain (Loss) on Investments, net

Realized and unrealized gain (loss) on investments, net changed during the year ended December 31, 2025 by $1.9 million as compared to the prior year. The change for the year ended December 31, 2025 is primarily attributable to an increase in unrealized gains due to changes in market values of our investments.

Realized and Unrealized Gain (Loss) of CIP, net

Realized and unrealized gain (loss) of CIP, net changed $13.6 million compared to the prior year primarily due to changes in net unrealized and realized losses of $50.7 million, due to changes in market values of leveraged loans partially offset by unrealized gains of $37.1 million related to the value of the notes payable.

Other Income (Expense), net

Other income (expense), net changed by $1.4 million during the year ended December 31, 2025 compared to the prior year primarily due to changes in the gains and losses on our equity method investments, as well as foreign currency gains and losses.

Interest Income (Expense), net

Interest Income (Expense), net by category were as follows:

(in thousands)	Years Ended December 31,		Change	
	2025	2024	$	%
Interest Income (Expense)				
Interest expense	$ (21,471)	$ (22,132)	$ 661	(3.0)%
Interest and dividend income	12,303	12,488	(185)	(1.5)%
Interest and dividend income of investments of CIP	187,452	204,732	(17,280)	(8.4)%
Interest expense of CIP	(140,908)	(161,192)	20,284	(12.6)%
Total Interest Income (Expense), net	$ 37,376	$ 33,896	$ 3,480	10.3 %

Interest Expense

Interest expense decreased $0.7 million, or 3.0%, for the year ended December 31, 2025, compared to the prior year primarily due to lower average interest rates during the current year partially offset by higher average debt during the current year.

Interest and Dividend Income

Interest and dividend income is earned on cash equivalents and our marketable securities. Interest and dividend income remained consistent during the year ended December 31, 2025 compared to the prior year.

Interest and Dividend Income of Investments of CIP

Interest and dividend income of investments of CIP decreased $17.3 million, or 8.4%, compared to the prior year. The decrease is primarily attributable to lower average interest rates in the current year partially offset by the addition of new CLOs in the fourth quarters of 2024 and 2025.

Interest Expense of CIP

Interest expense of CIP represents interest expense on the notes payable of CIP. Interest expense of CIP decreased by $20.3 million, or 12.6%, compared to the prior year. The decrease is primarily due to lower average interest rates in the current year period partially offset by the addition of new CLOs in the fourth quarters of 2024 and 2025.

Income Tax Expense (Benefit)

The provision for income taxes reflected U.S. federal, state and local taxes and foreign taxes at an estimated effective tax rate of 27.4% and 26.7% for 2025 and 2024, respectively. The higher estimated effective tax rate for 2025 was primarily due to a change in valuation allowances in the current year related to the tax effects of lower realized and unrealized gains on Company investments compared to the prior year, along with the establishment of a valuation allowance on certain state tax attributes.

Effects of Inflation

Inflationary pressures can result in increases to our costs, especially to the extent that large expense components such as service provider, data and compensation are impacted. To the degree that these expense increases are not recoverable or cannot be counterbalanced through pricing increases due to the competitive environment, our profitability could be negatively impacted. In addition, the value of the assets that we manage may be negatively impacted if inflationary expectations result in a rising interest rate environment. Declines in the values of these assets under management could lead to reduced revenues as management fees are generally earned as a percentage of assets under management.

Liquidity and Capital Resources

Certain Financial Data

The following tables summarize certain financial data relating to our liquidity and capital resources:

(in thousands)	December 31,		Change	
Balance Sheet Data	**2025**	**2024**	**$**	**%**
Cash and cash equivalents	$ 386,483	$ 265,888	$ 120,595	45.4 %
Investments	157,480	119,216	38,264	32.1 %
Contingent consideration	39,108	63,505	(24,397)	(38.4)%
Debt	389,957	232,130	157,827	68.0 %
Redeemable noncontrolling interests	102,934	107,282	(4,348)	(4.1)%
Total equity	934,845	901,636	33,209	3.7 %

(in thousands)	Years Ended December 31,		Change	
Cash Flow Data **provided by (used in)**	**2025**	**2024**	**$**	**%**
Operating activities	$ (67,199)	$ 1,755	$ (68,954)	(3,929.0)%
Investing activities	(47,339)	(16,951)	(30,388)	179.3 %
Financing activities	191,025	74,947	116,078	154.9 %

Overview

At December 31, 2025, we had $386.5 million of cash and cash equivalents and $157.5 million of investments, which included $76.5 million of investment securities, compared to $265.9 million of cash and cash equivalents and $119.2 million of investments, which included $83.8 million of investment securities, at December 31, 2024.

Uses of Capital

Our operating expenses consist of employee compensation and related benefit costs and other operating expenses, which primarily consist of costs related to distribution, investment research and data, occupancy, software application and development and professional fees, as well as interest on our indebtedness and income taxes. Annual incentive compensation, our largest annual operating cash expenditure, is paid in the first quarter of the year. In 2025 and 2024, we paid approximately $158.4 million and $146.1 million, respectively, in incentive compensation earned during the years ended December 31, 2024 and 2023, respectively.

In addition to operating activities, other uses of cash could include: (i) investments in organic growth, including seeding or launching new products and expanding distribution; (ii) debt principal payments through scheduled amortization or additional paydowns; (iii) dividend payments to common stockholders; (iv) repurchases of our common stock, or withholding obligations for the net settlement of employee share transactions; (v) investments in our technology infrastructure; (vi) investments in inorganic growth opportunities that may require upfront and/or future payments; (vii) integration costs, including restructuring and severance, related to acquisitions, if any; and (viii) purchases of investment manager equity interests.

Capital and Reserve Requirements

Certain of our subsidiaries are registered with the SEC, Central Bank of Ireland, Financial Conduct Authority or other regulators that subject them to certain rules regarding minimum net capital. Failure to meet these requirements could result in adverse consequences to us, including additional reporting requirements, or interruption of our business. At December 31, 2025, our broker-dealer net capital was significantly greater than the required minimum.

Balance Sheet

Cash and cash equivalents consist of cash in banks and money market fund investments. Investments consist primarily of investments in our sponsored funds. CIP represent investment products for which we provide investment management services and where we have either a controlling financial interest or are considered the primary beneficiary of an investment product that is considered a variable interest entity.

Operating Cash Flow

Net cash used in operating activities of $67.2 million for 2025 changed by $69.0 million from cash provided by operating activities of $1.8 million in 2024 primarily due to an increase of $44.4 million in net purchases of investments of CIP in the current year and a decrease of $25.7 million in net sales of investments in the current year.

Investing Cash Flow

Cash flows from investing activities consist primarily of capital expenditures and other investing activities related to our business operations. Net cash used in investing activities of $47.3 million for 2025 increased by $30.4 million from net cash used in investing activities of $17.0 million in 2024 primarily due to the purchase of a minority interest in Crescent Cove in the current year.

Financing Cash Flow

Cash flows from financing activities consist primarily of transactions related to our common shares, issuance and repayment of debt by us and CIP, payments of contingent consideration and purchases and sales of noncontrolling interests. Net cash provided by financing activities of $191.0 million in 2025 increased by $116.1 million from net cash provided by financing activities of $74.9 million in the prior year primarily due to a $183.7 million increase in net borrowings as a result of the refinancing of our credit facility, partially offset by a $25.3 million decrease in net borrowings and payments of CIP and a $22.4 million decrease in net contributions from noncontrolling interests.

Credit Agreement

On September 26, 2025, the Company refinanced its existing credit agreement by entering into a new agreement (the "Credit Agreement"). The Credit Agreement provides for (i) a $400.0 million term loan with a seven-year term (the "Term Loan") expiring in September 2032, and (ii) a $250.0 million revolving credit facility with a five-year term expiring in September 2030. A portion of the proceeds of the refinancing have been used to repay the $234.7 million outstanding on the previous term loan. The Company has the right, subject to customary conditions specified in the Credit Agreement, to request additional revolving credit facility commitments and additional term loans to be made under the Credit Agreement. The Company had $399.0 million outstanding at December 31, 2025 under the Term Loan. In accordance with Accounting Standards Codification ("ASC") 835, *Interest*, the amounts outstanding under the Company's Term Loan are presented on the Consolidated Balance Sheet net of related debt issuance costs, which were $9.0 million as of December 31, 2025.

Recently Issued Accounting Pronouncements

For a discussion of accounting standards, see Part II, Item 8, "Financial Statements and Supplementary Data," Note 2 "Summary of Significant Accounting Policies."

Critical Accounting Policies and Estimates

Our consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates. Actual results will vary from these estimates. Management believes the following critical accounting policies are important to understanding our results of operations and financial position.

Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. Voting interest entities ("VOEs") are consolidated when we are considered to have a controlling financial interest, which is typically present when we own a majority of the voting interest in an entity or otherwise have the power to govern the financial and operating policies of the entity.

We evaluate any variable interest entities ("VIEs") in which we have a variable interest for consolidation. A VIE is an entity in which either (i) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (ii) where, as a group, the holders of the equity investment at risk do not possess: (x) the power through voting or similar rights to direct the activities that most significantly impact the entity's economic performance; (y) the obligation to absorb expected losses or the right to receive expected residual returns of the entity; or (z) proportionate voting and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights. If an entity has any of these characteristics, it is considered a VIE and is consolidated by its primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

CIP includes both VOEs, made up primarily of open-end funds in which we hold a controlling financial interest, and VIEs, which primarily consist of CLOs of which we are considered the primary beneficiary. The consolidation and deconsolidation of these investment products have no impact on net income (loss) attributable to stockholders. Our risk with respect to these investment products is limited to our beneficial interests in these products. We have no right to the benefits from, and do not bear the risks associated with, these investment products beyond our investments in, and fees generated from, these products.

Noncontrolling Interests

Noncontrolling interests - CIP

Noncontrolling interests - CIP represent third-party investments in the Company's CIP and are classified as redeemable noncontrolling interests on the Consolidated Balance Sheets because investors in those products are able to request withdrawal at any time.

Noncontrolling interests - Investment Manager

Noncontrolling interests - Investment Manager represents the minority interests of a majority owned consolidated investment management subsidiary. These minority interests are subject to holder put rights and Company call rights at pre-established multiples of earnings before interest, taxes, depreciation and amortization and, as such, are considered redeemable at other than fair value. The rights are exercisable at pre-established intervals or upon certain conditions, such as retirement. The put and call rights are not legally detachable or separately exercisable and are deemed to be embedded in the related noncontrolling interests. The Company, in purchasing equity of the investment management subsidiary, has the option to settle in cash or shares of the Company's common stock and is entitled to the cash flow associated with any purchased equity. The minority interests in the investment management subsidiary are recorded at estimated redemption value within redeemable noncontrolling interests on the Company's Consolidated Balance Sheets, and any changes in the estimated redemption value are recorded on the Consolidated Statements of Operations within noncontrolling interests.

Goodwill

As of December 31, 2025, the carrying value of goodwill was $397.1 million. Goodwill represents the excess of the acquisition purchase price over the fair value of identified net assets and liabilities acquired. We have one reporting unit for purposes of assessing the carrying value of goodwill. Goodwill impairment testing is performed at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that the carrying value of the reporting unit is less than the fair value, a second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. We completed our annual goodwill impairment assessment as of October 31, 2025, and no impairment was identified. For purposes of this assessment, we considered various qualitative factors including, but not limited to, certain indicators of fair value (e.g., market capitalization and market multiples for asset managers) and determined that it was more likely than not that the fair value of our reporting unit was greater than its carrying value. Only a significant decline in the fair value of our reporting unit would indicate that an impairment may exist.

Indefinite-Lived Intangible Assets

As of December 31, 2025, the carrying value of indefinite-lived intangible assets was $42.3 million. Indefinite-lived intangible assets comprise certain fund investment management agreements and trade names. We perform indefinite-lived intangible asset impairment tests annually, or more frequently, should circumstances change, which could reduce the fair value of indefinite-lived intangible assets below their carrying value. We completed our annual impairment assessment of these assets as of October 31, 2025, and no impairments were identified. For purposes of this assessment, we considered various qualitative factors for the investment management agreement intangible assets including, but not limited to, changes in (i) assets under management, (ii) operating margins, and (iii) net cash flows generated, and we determined that it was more likely than not that the fair value of indefinite-lived intangible assets was greater than their carrying value. Only a significant decline in the fair value of the indefinite-lived intangible assets would indicate that an impairment may exist.

Definite-Lived Intangible Assets

As of December 31, 2025, the carrying value of definite-lived intangible assets was $285.1 million. Definite-lived intangible assets comprise certain investment management agreements, trade names and non-competition agreements. We monitor the useful lives of definite-lived intangible assets and revise the useful lives, if necessary, based on the circumstances. Significant judgment is required in estimating the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on amortization expense. All amortization expense is calculated on a straight-line basis. Impairment testing is performed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we were to determine that the carrying value of the definite-lived intangible assets was less than the sum of the undiscounted cash flows expected to result from the asset, we would quantify the impairment using a discounted cash flow model.

Revenue Recognition

Our revenues are recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. Investment management fees, distribution and service fees, and administration and shareholder service fees are generally calculated as a percentage of average net assets of the investment portfolios managed. The net asset values from which these fees are calculated are variable in nature and subject to factors outside of the Company's control, such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly or quarterly), which is when asset values are generally determinable.

Investment Management Fees

We provide investment management services pursuant to investment management agreements through our investment advisers (each an "Adviser"). Investment management services represent a series of distinct daily services that are performed over time. Fees earned on funds are based on each fund's average daily or weekly net assets and are generally calculated and received on a monthly basis. For funds managed by unaffiliated subadvisers, we record investment management fees net of the subadvisory fees since we are deemed to be an agent of the fund as it relates to the services they perform, with our performance obligation being to arrange for the provision of that service and not control the specified service before it is performed. Amounts paid to unaffiliated subadvisers for the years ended December 31, 2025, 2024 and 2023 were $44.3 million, $45.4 million and $54.7 million, respectively.

Retail separate account fees are generally earned based on the end of the preceding or current quarter's asset values. Institutional account fees are generally earned based on an average of month-end balances. In certain instances, institutional fees may include performance related fees that are based on investment returns relative to benchmarks. Fees for structured finance products consist of senior, subordinated and, in certain instances, incentive management fees. Senior and subordinated management fees are based on the end of the preceding quarter par value of the collateral managed with subordinated fees being earned only after certain portfolio criteria are met. Incentive fees on CLOs are typically a percentage of the excess cash flows available to holders of subordinated notes, above a threshold level internal rate of return.

We rely on service providers to provide information for the pricing of the underlying investment securities for the asset values that drive our investment management fees and our assets under management. Our service providers have formal valuation policies and procedures over the valuation of investments.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from open-end funds for marketing and distribution services. These fees primarily consist of an asset-based fee that is paid by the fund over a period of years to cover allowable sales and marketing expenses for the fund or front-end sales charges that are based on a percentage of the offering price. Asset-based distribution and service fees are primarily based on percentages of the average daily net asset value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

We distribute our open-end funds through third-party financial intermediaries that comprise national, regional and independent broker-dealers. These third-party financial intermediaries provide distribution and shareholder service activities on our behalf. We pay related distribution and service fees to these third-party financial intermediaries for these services as we consider ourselves the principal in these arrangements since we have control of the services prior to the services being transferred to the customer. These payments are classified within distribution and other asset-based expenses.

Administration & Shareholder Service Fees

We provide administrative fund services to our U.S. retail funds, ETFs and closed-end funds and shareholder services to our U.S. retail funds. Administration and shareholder services are performed over time. We earn fees for these services, which are calculated and paid monthly, based on each fund's average daily or weekly net assets. Administrative fund services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services, customer service, supervision of the activities of the funds' service providers, tax services and treasury services. We also provide office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting.

Other Income and Fees

Other income and fees primarily represent fees related to other fee-earning assets and contingent sales charges earned from investor redemptions of certain shares sold without a front-end sales charge.

Accounting for Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the reported amounts on the Consolidated Financial Statements. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We record interest and penalties related to income taxes as a component of income tax expense.

Significant judgment is required in determining the provision for income taxes and, in particular, any valuation allowance that is recorded against our deferred tax assets. The methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s), if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. Our methodology also includes estimates of future taxable income from operations, as well as the expiration dates and amounts of carryforwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

Contingent Consideration

We periodically enter into contingent payment arrangements in connection with our business combinations or asset purchases. In contingent payment arrangements, we agree to pay additional transaction consideration to the seller based on future performance. We estimate the value of future payments of these potential future obligations at the time a business combination or asset purchase is consummated. Liabilities under contingent payment arrangements are recorded within contingent consideration on the Consolidated Balance Sheets.

Contingent payment obligations related to business combinations are remeasured at fair value each reporting date using a simulation model or an income approach valuation technique with the assistance of an independent valuation firm (level 3 fair value measurement). The change in fair value is recorded in the current period as a gain or loss. Gains and losses resulting from changes in the fair value of contingent payment obligations are reflected within change in fair value of contingent consideration on the Consolidated Statements of Operations.

Contingent payment obligations related to our asset purchases, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. Any changes to the estimated value are recorded as an update of the initial acquisition cost of the asset with a corresponding change to the estimated contingent payment obligation on the Consolidated Balance Sheets.

Loss Contingencies

The likelihood that a loss contingency exists is evaluated using the criteria of ASC 450, *Contingencies,* and an accrued liability is recorded if the likelihood of a loss is considered both probable and reasonably estimable at the date of the consolidated financial statements.

We believe that we have considered relevant circumstances that we may be currently subject to, and the consolidated financial statements accurately reflect our reasonable estimate of the results of our operations, financial condition and cash flows for the years presented.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

Substantially all of our revenues are derived from investment management, distribution and service, and administration and shareholder service fees, which are all based on the market value of assets under management. Accordingly, a decline in the market value of assets under management would cause our revenues and income to decline.

We are also subject to market risk due to a decline in the market value of our investments, which consist of marketable securities and our net interests in CIP. The following table summarizes the impact of a 10% increase or decrease in the fair values of these financial instruments:

	December 31, 2025	
(in thousands)	Fair Value	10% Change
Investment securities - fair value (1)	$ 76,462	$ 7,646
Our net interest in CIP (2)	230,676	23,068
Total Investments subject to Market Risk	$ 307,138	$ 30,714

(1) If a 10% increase or decrease in fair values were to occur, it would result in a corresponding increase or decrease in our pre-tax earnings.
(2) These represent our direct investments in investment products that are consolidated. Upon consolidation, these direct investments are eliminated, and the assets and liabilities of CIP are consolidated on the Consolidated Balance Sheet, together with a noncontrolling interest balance representing the portion of the CIP owned by third parties. If a 10% increase or decrease in the fair values of our direct investments in CIP were to occur, it would result in a corresponding increase or decrease in our pre-tax earnings.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. At December 31, 2025, we were exposed to interest rate risk as a result of approximately $198.7 million of investments in fixed- and floating-rate income products, which include our net interests in CIP. We considered a hypothetical 100 basis point change in interest rates and determined that the fair value of our fixed income investments could change by an estimated $2.8 million.

At December 31, 2025, we had $399.0 million outstanding under our Term Loan. The applicable margin on amounts outstanding under the Credit Agreement is 2.25%, in the case of SOFR-based loans, and 1.25%, in the case of an alternate base rate loan. Given our borrowings are floating rate, we considered a hypothetical 100 basis point change in the base rate of our outstanding borrowings and determined that annual interest expense would change by an estimated $4.0 million, either an increase or decrease, depending on the direction of the change in the base rate.

Item 8.   Financial Statements and Supplementary Data.

The audited consolidated financial statements, including the Report of Independent Registered Public Accounting Firm required by this item are presented under Item 15 "Exhibits and Financial Statement Schedules" beginning on page F-1 of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Because of the inherent limitations, any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policy or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report, which is included in Item 15 "Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

Item 9B.   Other Information.

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended), adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Exchange Act (the "2026 Proxy Statement").

We have adopted a written Code of Conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We are committed to the highest standards of ethical and professional conduct, and the Code of Conduct provides guidance on how to uphold these standards. The Code of Conduct is available on our website at www.virtus.com, in the Investor Relations section, under the heading "Corporate Governance." We intend to post any substantive amendments to, or waivers of, the Code of Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer, or directors on our website.

We have adopted an insider trading policy regarding securities transactions (the "Insider Trading Policy") that applies to all officers, directors and employees of the Company, temporary employees, consultants, contractors, family members and related entities (as defined in the Insider Trading Policy) who receive, or have access to, material nonpublic information, as well as the Company itself. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations with respect to the purchase, sale and/or other dispositions of our securities, as well as the applicable rules and regulations of the New York Stock Exchange. A copy of our Insider Trading Policy is included as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information required by this Item 11 is incorporated herein by reference to the 2026 Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Information required by Item 403 of Regulation S-K is incorporated herein by reference to the 2026 Proxy Statement.

The following table sets forth information as of December 31, 2025 with respect to compensation plans under which shares of our common stock may be issued:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (2)	336,797	$	—	689,477
Equity compensation plans not approved by security holders	—		—	—
Total	336,797	$	—	689,477

(1) The weighted-average exercise price set forth in this column is calculated excluding outstanding restricted stock unit awards ("RSUs") since recipients of such awards are not required to pay an exercise price to receive the shares subject to these awards.

(2) Represents shares of our common stock issuable upon the vesting of RSUs outstanding under the Company's Omnibus Incentive and Equity Plan (the "Omnibus Plan"). Of the 3,825,000 maximum number of shares of our common stock authorized for issuance under the Omnibus Plan, 137,005 shares of common stock have been issued on a cumulative basis in the form of direct grants to directors.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence.**

Information required by this Item 13 is incorporated herein by reference to the 2026 Proxy Statement.

Item 14.   **Principal Accountant Fees and Services.**

Information required by this Item 14 is incorporated herein by reference to the 2026 Proxy Statement.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**

(a)(1)   *Financial Statements:* The following Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Virtus are included in this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Consolidated Balance Sheets as of December 31, 2025 and 2024

Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

(a)(2)   Financial Statement Schedules:

All financial statement schedules have been omitted because the required information is either presented on the consolidated financial statements or the notes thereto or is not applicable or required.

(a)(3)   ***Exhibits:***

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Description
(2)	***Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession***
2.1	Membership Interest Purchase Agreement by and among the Registrant, Westchester Capital Management, LLC, Westchester Capital Partners, LLC, LPC Westchester, LP, MTSWCM Holdings, LLC, RDBWCM Holdings, LLC, and the Individual Equityholders (as defined therein), dated February 1, 2021 (incorporated by reference to Exhibit 2.4 of the Registrant's Annual Report on Form 10-K, filed February 26, 2021).
(3)	***Articles of Incorporation and Bylaws***
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, dated May 17, 2023 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed May 18, 2023).
3.2	Amended and Restated Bylaws of the Registrant, as amended on May 17, 2023 (incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K, filed May 18, 2023).
3.3	Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of the Registrant, dated October 31, 2008 (incorporated by reference to Exhibit 4.2 of the Registrant's Amendment No. 2 to Form 10, filed November 14, 2008).
3.4	Certificate of Amendment of the Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q, filed August 13, 2009).
3.5	Certificate of Designations of Series C Junior Participating Preferred Stock of the Registrant, dated December 29, 2008 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed January 2, 2009).
3.6	Certificate of Designations of 7.25% Series D Mandatory Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, filed February 1, 2017).
(4)	***Instruments Defining the Rights of Security Holders including Indentures***
4.1	Description of the Registrant's Common Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form 8-A, filed January 12, 2024).
(10)	***Material Contracts***
10.1+	Change in Control Agreement between George R. Aylward and the Registrant, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.4 of the Registrant's Amendment No. 4 to Form 10, filed December 19, 2008).
10.2+	Amended and Restated Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed May 16, 2024).
10.3+	Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.6 of the Registrant's Amendment No. 2 to Form 10, filed November 14, 2008).
10.4+	First Amendment to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of February 1, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed May 4, 2010).
10.5+	Amendment Two to the Virtus Investment Partners, Inc. Non-Qualified Excess Investment Plan, effective as of January 1, 2024 (incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K filed February 28, 2024).
10.6+	Virtus Investment Partners, Inc. Amended and Restated Executive Severance Allowance Plan, effective as of February 2, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed February 4, 2009).
10.7+	Form of Non-Qualified Stock Option Agreement under the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q, filed May 13, 2009).
10.8+	Form of Restricted Stock Unit Grant Agreement under the Virtus Investment Partners, Inc. Amended and Restated Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2023).
10.9+	Form of Performance Share Unit Grant Agreement under the Virtus Investment Partners, Inc. Amended and Restated Omnibus Incentive and Equity Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2023).

Exhibit Number	Exhibit Description
10.10+	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K, filed February 27, 2023).
10.11+	Offer Letter from the Registrant to Barry M. Mandinach dated April 4, 2014 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, filed May 7, 2014).
10.12+	Offer Letter from the Registrant to Richard W. Smirl dated April 7, 2021 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed May 6, 2021).
10.13+	Offer Letter from the Registrant to Andra C. Purkalitis dated October 14, 2023 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2025).
10.14+	Offer Letter from the Registrant to Elizabeth A. Lieberman dated April 22, 2024 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed May 9, 2025).
10.15	Credit Agreement, dated as of September 28, 2025, by and among Virtus Investment Partners, Inc. as borrower, Morgan Stanley Senior Funding, Inc. as administrative agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed October 1, 2025).
10.16^	Equity Purchase Agreement by and among Virtus Private Markets Holdings, LLC and Keystone National Group, LLC and Keystone's owners and beneficial owners; dated December 5, 2025.
(19)	***Insider Trading Policies and Procedures***
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K, filed February 28, 2025)
(21)	***Subsidiaries of the Registrant***
21.1*	Virtus Investment Partners, Inc. Subsidiaries List.
(23)	***Consents of Experts and Counsel***
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certifications of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certifications of Registrant's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K, filed February 28, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

+   Management contract, compensatory plan or arrangement.

*   Filed herewith.

\#   This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

^   Schedules, exhibits and certain portions of this exhibit have been omitted pursuant to Item 601(a)(5)-(6) and Item 601(b)(10)(iv) of Regulation S-K.

Item 16.   Form 10-K Summary.

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2026

Virtus Investment Partners, Inc.

By: /S/   MICHAEL A. ANGERTHAL
_____
Michael A. Angerthal
Executive Vice President
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 27, 2026.

/S/ TIMOTHY A. HOLT	/S/ GEORGE R. AYLWARD
Timothy A. Holt	**George R. Aylward**
Director and Non-Executive Chairman	**President, Chief Executive Officer and Director**
	(Principal Executive Officer)
/S/ PETER L. BAIN	/S/ SUSAN S. FLEMING
Peter L. Bain	**Susan S. Fleming, Ph.D.**
Director	**Director**
/S/ PAUL G. GREIG	/S/ MELODY L. JONES
Paul G. Greig	**Melody L. Jones**
Director	**Director**
/S/ W. HOWARD MORRIS	/S/ JOHN C. WEISENSEEL
W. Howard Morris	**John C. Weisenseel**
Director	**Director**
/S/ MICHAEL A. ANGERTHAL	
Michael A. Angerthal	
Executive Vice President, Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Virtus Investment Partners, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Virtus Investment Partners, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Contingent Consideration – Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company periodically enters into contingent payment arrangements in connection with its business combinations or asset acquisitions.

Contingent payment obligations related to business combinations are recorded at fair value upon acquisition and are remeasured at fair value each reporting date. During the year, the contingent payment obligation associated with the 2021 acquisition of NFJ Investment Group ("NFJ") was valued to reflect remeasurement and payments made, if applicable, and changes were recorded in the current period as a change in fair value of contingent consideration on the consolidated statements of operations. Management uses models to determine the fair value of the Company's estimated contingent liability given the variable nature of the arrangements and the management judgments in estimating revenue growth rates, discount rates, and the market price of risk adjustment.

Contingent payment obligations related to asset acquisitions, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. During the year, the contingent payment obligation associated with the 2021 asset acquisition as part of the strategic partnership with Allianz Global Investors ("AllianzGI") was valued to reflect remeasurement and payments made, if applicable, and changes were recorded in the current period as adjustments to the initial acquisition cost, recorded as intangible assets, on the consolidated balance sheet.

The valuations of the AllianzGI and NFJ contingent payment obligations use unobservable inputs and reflect management's own judgments about the assumptions market participants would use in pricing the liabilities. Auditing the estimates involved a high degree of auditor judgment and an increased extent of effort. With the assistance of our internal fair value specialists, for the fair value of the business combination contingent consideration, we evaluated management's judgments utilized within the model related to revenue growth rates, discount rates, and the market price of risk adjustment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the contingent consideration liability for the AllianzGI and NFJ acquisitions included the following, among others:
- We tested the design and operating effectiveness of controls over management's valuation of the contingent consideration liability.
- We held discussions with accounting personnel and management regarding the revenue projections utilized in the valuation models. We evaluated whether the business assumptions used were appropriate and reasonable and confirmed that the products included in the revenue projections utilized in the valuation models agreed to those within the respective acquisition agreements.
- For the AllianzGI acquisition, we evaluated the methodology used to calculate the estimated value of the contingent payment obligations to confirm it was appropriate for an asset acquisition and confirmed that the amounts recorded were based on the revenue projections and the contractual payment rate. We further evaluated whether the business assumptions used were appropriate and reasonable.

- With the assistance of our internal fair value specialists, we performed the below procedures related to the NFJ contingent consideration liability:
  - We evaluated the valuation methodology used by management to determine whether they were consistent with generally accepted accounting policies.
  - We estimated the fair value of the contingent liability through the preparation of independent models developed from the underlying acquisition agreements and using independently sourced input data. We compared the fair value estimate produced by our independent model to the model prepared by management.
  - We evaluated the appropriateness of management's selection of guideline public companies used for market rate and risk volatility assumptions and the discount rates used by management in the model.
- We evaluated whether the assumptions used were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 27, 2026

We have served as the Company's auditor since 2018.

Virtus Investment Partners, Inc.
Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2025	December 31, 2024
Assets:		
Cash and cash equivalents	$ 386,483	$ 265,888
Investments	157,480	119,216
Accounts receivable, net	102,733	117,207
Assets of consolidated investment products ("CIP")		
Cash and cash equivalents of CIP	90,686	133,694
Cash pledged or on deposit of CIP	1,017	727
Investments of CIP	2,633,352	2,270,717
Other assets of CIP	40,620	174,371
Furniture, equipment and leasehold improvements, net	21,891	22,718
Intangible assets, net	327,409	378,229
Goodwill	397,098	397,098
Deferred taxes, net	18,578	23,206
Operating lease right-of-use assets	75,166	57,131
Other assets	38,687	34,292
Total assets	$ 4,291,200	$ 3,994,494
Liabilities and Equity		
Liabilities:		
Accrued compensation and benefits	$ 197,745	$ 224,501
Accounts payable and accrued liabilities	54,520	49,492
Contingent consideration	39,108	63,505
Debt	389,957	232,130
Operating lease liabilities	93,225	70,037
Other liabilities	20,821	15,932
Liabilities of CIP		
Notes payable of CIP	2,359,828	2,171,946
Securities purchased payable and other liabilities of CIP	98,217	158,033
Total liabilities	3,253,421	2,985,576
Commitments and Contingencies (Note 11)		
Redeemable noncontrolling interests	102,934	107,282
Equity:		
Equity attributable to Virtus Investment Partners, Inc.:		
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 12,319,278 shares issued and 6,695,181 shares outstanding at December 31, 2025 and 12,243,880 shares issued and 6,967,147 shares outstanding at December 31, 2024, respectively	123	122
Additional paid-in capital	1,342,153	1,319,108
Retained earnings (accumulated deficit)	340,898	268,221
Accumulated other comprehensive income (loss)	462	(364)
Treasury stock, at cost, 5,624,097 and 5,276,733 shares at December 31, 2025 and December 31, 2024, respectively	(749,593)	(689,594)
Total equity attributable to Virtus Investment Partners, Inc.	934,043	897,493
Noncontrolling interests	802	4,143
Total equity	934,845	901,636
Total liabilities and equity	$ 4,291,200	$ 3,994,494

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)		Years Ended December 31,				
		2025		**2024**		**2023**
Revenues						
Investment management fees	$	725,039	$	773,830	$	711,475
Distribution and service fees		49,579		54,692		56,153
Administration and shareholder service fees		73,275		74,294		73,857
Other income and fees		4,972		4,133		3,783
Total revenues		852,865		906,949		845,268
Operating Expenses						
Employment expenses		400,720		432,587		404,742
Distribution and other asset-based expenses		89,047		96,223		96,802
Other operating expenses		130,358		127,526		125,871
Other operating expenses of consolidated investment products ("CIP")		5,812		6,987		4,224
Change in fair value of contingent consideration		(2,214)		(5,608)		(5,510)
Restructuring expense		693		1,487		824
Depreciation expense		7,992		8,958		5,804
Amortization expense		51,777		56,299		61,027
Total operating expenses		684,185		724,459		693,784
Operating Income (Loss)		168,680		182,490		151,484
Other Income (Expense)						
Realized and unrealized gain (loss) on investments, net		5,823		3,914		6,525
Realized and unrealized gain (loss) of CIP, net		(28,103)		(14,460)		(2,404)
Other income (expense), net		3,473		2,036		(440)
Total other income (expense), net		(18,807)		(8,510)		3,681
Interest Income (Expense)						
Interest expense		(21,471)		(22,132)		(23,431)
Interest and dividend income		12,303		12,488		12,458
Interest and dividend income of investments of CIP		187,452		204,732		197,707
Interest expense of CIP		(140,908)		(161,192)		(155,335)
Total interest income (expense), net		37,376		33,896		31,399
Income (Loss) Before Income Taxes		187,249		207,876		186,564
Income tax expense (benefit)		51,261		55,423		45,088
Net Income (Loss)		135,988		152,453		141,476
Noncontrolling interests		2,408		(30,707)		(10,855)
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$	138,396	$	121,746	$	130,621
Earnings (Loss) per Share-Basic	$	20.27	$	17.19	$	18.02
Earnings (Loss) per Share-Diluted	$	19.97	$	16.89	$	17.71
Weighted Average Shares Outstanding-Basic		6,829		7,082		7,249
Weighted Average Shares Outstanding-Diluted		6,929		7,210		7,375

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Comprehensive Income

(in thousands)	Years Ended December 31,		
	2025	**2024**	**2023**
Net Income (Loss)	$ 135,988	$ 152,453	$ 141,476
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment, net of tax of $(278), $95 and $(96) for the years ended December 31, 2025, 2024 and 2023, respectively	826	(277)	271
Other comprehensive income (loss)	826	(277)	271
Comprehensive income (loss)	136,814	152,176	141,747
Comprehensive (income) loss attributable to noncontrolling interests	2,408	(30,707)	(10,855)
Comprehensive income (loss) attributable to Virtus Investment Partners, Inc.	$ 139,222	$ 121,469	$ 130,892

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Changes in Stockholders' Equity

	Permanent Equity										Temporary Equity
	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Attributed To Virtus Investment Partners, Inc.	Non-controlling Interests	Total Equity	Redeemable Non-controlling Interests
(in thousands, except share data)	Shares	Par Value				Shares	Amount				
Balances at December 31, 2022	7,181,554	$ 120	$ 1,286,244	$ 130,261	$ (358)	4,851,693	$ (599,248)	$ 817,019	$ 5,917	$ 822,936	$ 113,718
Net income (loss)	—	—	—	130,621	—	—	—	130,621	70	130,691	10,785
Foreign currency translation adjustments, net of tax of $(96)	—	—	—	—	271	—	—	271	—	271	—
Net subscriptions (redemptions) and other	—	—	3,188	—	—	—	—	3,188	(1,624)	1,564	(19,634)
Cash dividends declared ($7.10 per common share)	—	—	—	(53,526)	—	—	—	(53,526)	—	(53,526)	—
Repurchase of common shares	(223,807)	—	—	—	—	223,807	(45,216)	(45,216)	—	(45,216)	—
Issuance of common shares related to employee stock transactions	129,981	2	(2)	—	—	—	—	—	—	—	—
Taxes paid on stock-based compensation	—	—	(13,774)	—	—	—	—	(13,774)	—	(13,774)	—
Stock-based compensation	—	—	25,343	—	—	—	—	25,343	—	25,343	—
Balances at December 31, 2023	7,087,728	$ 122	$ 1,300,999	$ 207,356	$ (87)	5,075,500	$ (644,464)	$ 863,926	$ 4,363	$ 868,289	$ 104,869
Net income (loss)	—	—	—	121,746	—	—	—	121,746	769	122,515	29,938
Foreign currency translation adjustments, net of tax of $95	—	—	—	—	(277)	—	—	(277)	—	(277)	—
Net subscriptions (redemptions) and other	—	—	5,249	—	—	—		5,249	(989)	4,260	(27,525)
Cash dividends declared ($8.30 per common share)	—	—	—	(60,881)	—	—	—	(60,881)	—	(60,881)	—
Repurchase of common shares	(201,233)	—	—	—	—	201,233	(45,130)	(45,130)	—	(45,130)	—
Issuance of common shares related to employee stock transactions	80,652	—	—	—	—	—	—	—	—	—	—
Taxes paid on stock-based compensation	—	—	(11,681)	—	—	—	—	(11,681)	—	(11,681)	—
Stock-based compensation	—	—	24,541	—	—	—	—	24,541	—	24,541	—
Balances at December 31, 2024	6,967,147	$ 122	$ 1,319,108	$ 268,221	$ (364)	5,276,733	$ (689,594)	$ 897,493	$ 4,143	$ 901,636	$ 107,282
Net income (loss)	—	—	—	138,396	—	—	—	138,396	(1,011)	137,385	(1,397)
Foreign currency translation adjustments, net of tax of $(278)	—	—	—	—	826	—	—	826	—	826	—
Net subscriptions (redemptions) and other	—	—	4,028	—	—	—		4,028	(2,330)	1,698	(2,951)
Cash dividends declared ($9.30 per common share)	—	—	—	(65,719)	—	—	—	(65,719)	—	(65,719)	—
Repurchase of common shares	(347,364)	—	—	—	—	347,364	(59,999)	(59,999)	—	(59,999)	—
Issuance of common shares related to employee stock transactions	75,398	1	(1)	—	—	—	—	—	—	—	—
Taxes paid on stock-based compensation	—	—	(7,847)	—	—	—	—	(7,847)	—	(7,847)	—
Stock-based compensation	—	—	26,865	—	—	—	—	26,865	—	26,865	—
Balances at December 31, 2025	6,695,181	$ 123	$ 1,342,153	$ 340,898	$ 462	5,624,097	$ (749,593)	$ 934,043	$ 802	$ 934,845	$ 102,934

The accompanying notes are an integral part of these consolidated financial statements.

Virtus Investment Partners, Inc.
Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net income (loss)	$ 135,988	$ 152,453	$ 141,476
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation expense, intangible asset and other amortization	63,623	69,002	70,046
Stock-based compensation	23,964	32,841	26,825
Equity in (earnings) loss of equity method investments	(3,635)	(2,713)	198
Realized and unrealized (gains) losses on investments, net	(4,214)	(2,795)	(6,132)
Distributions from equity method investments	4,078	5,387	2,327
Change in fair value of contingent consideration	(2,214)	(5,608)	(5,510)
Deferred taxes, net	8,401	7,120	1,394
Lease termination	—	(1,318)	—
Changes in operating assets and liabilities:			
Sales (purchases) of investments, net	409	26,114	(16)
Accounts receivable, net and other assets	22,224	8,834	5,388
Accrued compensation and benefits, accounts payable, accrued liabilities and other liabilities	(23,166)	(23,166)	3,863
Operating activities of consolidated investment products ("CIP"):			
Realized and unrealized (gains) losses on investments of CIP, net	18,364	5,279	(4,664)
Purchases of investments by CIP	(1,447,091)	(1,468,615)	(1,264,708)
Sales of investments by CIP	1,130,806	1,196,438	1,263,580
Net proceeds (purchases) of short-term investments and securities sold short by CIP	(194)	49	(261)
Change in other assets and liabilities of CIP	2,008	(2,073)	1,666
Amortization of discount on notes payable of CIP	3,450	4,526	1,685
Net cash provided by (used in) operating activities	(67,199)	1,755	237,157
Cash Flows from Investing Activities:			
Capital expenditures and other asset purchases	(6,890)	(5,579)	(8,821)
Purchase of equity method investment	(41,084)	—	(11,645)
Change in cash and cash equivalents of CIP due to consolidation (deconsolidation), net	635	(11,372)	(267)
Acquisition of business, net of cash acquired of $4,395 for the year ended December 31, 2023	—	—	(108,999)
Net cash provided by (used in) investing activities	(47,339)	(16,951)	(129,732)
Cash Flows from Financing Activities:			
Refinancing and borrowings on credit agreement	201,191	—	50,000
Repayments on credit agreement	(40,254)	(22,750)	(52,750)
Payment of deferred financing costs	(7,366)	—	—
Payment of contingent consideration	(23,140)	(24,234)	(27,179)
Repurchase of common shares	(59,999)	(44,868)	(45,000)
Common stock dividends paid	(64,599)	(58,123)	(52,047)
Taxes paid related to net share settlement of restricted stock units	(7,847)	(11,681)	(13,774)
Investment management subsidiary equity sales (purchases)	(24,889)	(29,015)	(20,784)
Net contributions from (distributions to) noncontrolling interests	10,388	32,822	6,080
Borrowings by CIP	661,125	1,016,232	269,260
Payments on borrowings by CIP	(453,585)	(783,436)	(469,919)
Net cash provided by (used in) financing activities	191,025	74,947	(356,113)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,390	(456)	523
Net increase (decrease) in cash and cash equivalents	77,877	59,295	(248,165)
Cash, cash equivalents and restricted cash, beginning of year	400,309	341,014	589,179
Cash, cash equivalents and restricted cash, end of year	$ 478,186	$ 400,309	$ 341,014

(in thousands)	Years Ended December 31,		
	2025	2024	2023
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 19,069	$ 20,260	$ 22,307
Income taxes paid, net	46,042	56,379	31,160
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Common stock dividends payable	16,068	15,676	13,467
Increase (decrease) to noncontrolling interests due to consolidation (deconsolidation) of CIP, net	9,221	(31,255)	(7,170)

(in thousands)	December 31,	
	2025	2024
Reconciliation of cash, cash equivalents and restricted cash		
Cash and cash equivalents	$ 386,483	$ 265,888
Cash of consolidated investment products	90,686	133,694
Cash pledged or on deposit of consolidated investment products	1,017	727
Cash, cash equivalents and restricted cash at end of year	$ 478,186	$ 400,309

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Business

Virtus Investment Partners, Inc. (the "Company," "we," "us," "our" or "Virtus"), a Delaware corporation, operates in the investment management industry through its subsidiaries.

The Company provides investment management and related services to institutions and individuals. The Company's investment strategies are offered to institutional clients through institutional separate and commingled accounts, including subadvisory services to other investment advisers as well as collateral management of structured products. The Company's investment management services are provided to individuals through products consisting of: mutual funds registered pursuant to the Investment Company Act of 1940, as amended that include U.S. retail funds, exchange-traded funds ("ETFs"), Undertaking for Collective Investment in Transferable Securities and Qualifying Investor Funds ("global funds" and collectively with U.S. retail funds and ETFs the "open-end funds"); closed-end funds (collectively with open-end funds, the "funds"); retail separate accounts sold through intermediaries and wealth advisory services provided to high net worth clients through our wealth management business.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. A voting interest entity ("VOE") is consolidated when the Company is considered to have a controlling financial interest, which is typically present when the Company owns a majority of the voting interest in an entity or otherwise has the power to govern the financial and operating policies of the entity.

The Company evaluates any variable interest entity ("VIE") in which the Company has a variable interest for consolidation. A VIE is an entity in which either (i) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support, or (ii) where, as a group, the holders of the equity investment at risk do not possess any one of the following: (a) the power through voting or similar rights to direct the activities that most significantly impact the entity's economic performance, (b) the obligation to absorb expected losses or the right to receive expected residual returns of the entity, or (c) proportionate voting and economic interests and where substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights. If an entity has any of these characteristics, it is considered a VIE and is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that has both the power to direct the activities that most significantly impact the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. See Note 17 for additional information related to the consolidation of investment products. Intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market fund investments.

Restricted Cash

The Company considers cash and cash equivalents of consolidated investment products ("CIP") and cash pledged or on deposit of CIP to be restricted as it is not available to the Company for its general operations.

Investments

Investment Securities - Fair Value

Investment securities - fair value consist of investments in the Company's sponsored funds and in separate accounts and are carried at fair value in accordance with ASC 320, *Investments-Debt and Equity Securities* ("ASC 320"), and Topic 321, *Investments-Equity Securities* ("ASC 321"). These securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds. Transactions in these securities are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported on the Consolidated Statement of Operations within realized and unrealized gain (loss) on investments.

Equity Method Investments

Equity method investments consist of Company investments in noncontrolled entities, where the Company does not hold a controlling financial interest but has the ability to significantly influence operating and financial matters. Equity method investments are accounted for in accordance with ASC 323, *Investments-Equity Method and Joint Ventures*. Under the equity method of accounting, the Company's share of the noncontrolled entities' net income or loss is recorded in other income (expense), net on the Consolidated Statements of Operations. Distributions received reduce the Company's investment. The investment is evaluated for impairment if events or changes indicate that the carrying amount exceeds its fair value. If the carrying amount of an investment does exceed its fair value and the decline in fair value is deemed to be other-than-temporary, an impairment charge will be recorded.

Fair Value Measurements and Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement* ("ASC 820")*,* establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The Financial Accounting Standards Board (the "FASB") defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1—Unadjusted quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

Non-qualified Retirement Plan Assets and Liabilities

The Company has a non-qualified retirement plan (the "Excess Incentive Plan") that allows certain employees to voluntarily defer compensation. Assets held in trust, which are considered investment securities, are included in investments at fair value in accordance with ASC 820, *Fair Value Measurement*; the associated obligations to participants, which approximate the fair value of the associated assets, are included in other liabilities on the Consolidated Balance Sheets. See Note 5 for additional information related to the Excess Incentive Plan.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years for furniture and office equipment and three years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized, and recurring repairs and maintenance are expensed as incurred.

Leases

The Company leases office space and equipment under various leasing arrangements. In accordance with ASC 842,

Leases, the Company's leases are evaluated and classified as either financing leases or operating leases, as appropriate. The Company recognizes a lease liability and a corresponding right of use ("ROU") asset on the commencement date of any lease arrangement. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the arrangement or, if not readily determinable, the Company's incremental borrowing rate. The Company determines its incremental borrowing rate through market sources, including relevant industry rates. A ROU asset is measured initially as the value of the lease liability plus initial direct costs and prepaid lease payments, and less lease incentives received. Lease expense is recognized on a straight-line basis over the lease term and is recorded within other operating expenses on the Consolidated Statement of Operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of business combinations over the identified assets and liabilities acquired. In accordance with ASC 350, *Goodwill and Other Intangible Assets,* goodwill is not amortized. The Company has a single reporting unit for the purpose of assessing potential impairments of goodwill. An impairment analysis of goodwill is performed annually or more frequently, if warranted by events or changes in circumstances affecting the Company's business. The Company follows Accounting Standards Update ("ASU") 2011-08, *Testing Goodwill for Impairment,* which provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company's 2025 and 2024 annual goodwill impairment analysis did not result in any impairment charges.

Definite-lived intangible assets are comprised of certain investment management agreements, trade names, non-competition agreements and software. These assets are amortized on a straight-line basis over the estimated useful lives of such assets, which range from 6 to 16 years. Definite-lived intangible assets are evaluated for impairment on an ongoing basis whenever events or circumstances indicate that the carrying value of the definite-lived intangible asset may not be recoverable. The Company determines if impairment has occurred by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired, and an impairment is recorded, if the carrying value exceeds the expected future undiscounted cash flows.

Indefinite-lived intangible assets are comprised of certain trade names and fund investment management agreements. These assets are tested for impairment annually or when events or changes in circumstances indicate the assets might be impaired. The Company follows ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which provides the option to perform a qualitative assessment of indefinite-lived intangible assets other than goodwill for impairment to determine if additional impairment testing is necessary. The Company's 2025 and 2024 annual indefinite-lived intangible assets impairment analysis did not result in any impairment charges.

Contingent Consideration

The Company periodically enters into contingent payment arrangements in connection with its business combinations or asset purchases. In contingent payment arrangements, the Company agrees to pay additional transaction consideration to the seller based on future performance. The Company estimates the value of future payments of these potential future obligations at the time a business combination or asset purchase is consummated. Liabilities under contingent payment arrangements are recorded within contingent consideration on the Consolidated Balance Sheets.

Contingent payment obligations related to business combinations are remeasured at fair value each reporting date using a simulation model or an income approach valuation technique with the assistance of an independent valuation firm and approved by management (level 3 fair value measurement). The change in fair value is recorded in the current period as a gain or loss. Gains and losses resulting from changes in the fair value of contingent payment obligations are reflected within change in fair value of contingent consideration on the Consolidated Statements of Operations.

Contingent payment obligations related to asset purchases, if estimable and probable of payment, are initially recorded at their estimated value and reviewed every reporting period for changes. Any changes to the estimated value are recorded as an update of the initial acquisition cost of the asset with a corresponding change to the estimated contingent payment obligation on the Consolidated Balance Sheets.

Segment Information

Accounting Standards Codification ("ASC") 280, *Segment Reporting*, establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker ("CODM") in deciding how to allocate resources to the segment and assess its performance. The Company's Chief Executive Officer is the Company's CODM. The Company operates in one business segment, namely as an asset manager providing investment management and related services for individual and institutional clients. Although the Company provides disclosures regarding assets under management and other asset flows by product, the Company's determination that it operates in one business segment is based on the fact that the same investment professionals manage both retail and institutional products, operational resources support multiple products, such products have the same or similar regulatory framework and the Company's CODM the Company's financial performance on a consolidated level.

Noncontrolling Interests

Noncontrolling interests - CIP

Noncontrolling interests - CIP represent third-party investments in the Company's CIP and are classified as redeemable noncontrolling interests on the Consolidated Balance Sheets because investors in those products are able to request withdrawal at any time.

Noncontrolling interests - Investment Manager

Noncontrolling interests - Investment Manager represents the minority interests of a majority owned consolidated investment management subsidiary. See Note 16 for further discussion.

Treasury Stock

Treasury stock is accounted for under the cost method and is included as a deduction from equity on the Stockholders' Equity section of the Consolidated Balance Sheets. Upon any subsequent resale, the treasury stock account is reduced by the cost of such stock.

Revenue Recognition

The Company's revenues are recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to clients. Investment management fees, distribution and service fees, and administration and shareholder service fees are generally calculated as a percentage of average net assets of the investment portfolios managed. The net asset values from which these fees are calculated are variable in nature and subject to factors outside of the Company's control, such as additional investments, withdrawals and market performance. Because of this, these fees are considered constrained until the end of the contractual measurement period (monthly or quarterly), which is when asset values are generally determinable.

Investment Management Fees

The Company provides investment management services pursuant to investment management agreements through its investment advisers. Investment management services represent a series of distinct daily services that are performed over time. Fees earned on funds are based on each fund's average daily or weekly net assets and are generally calculated and received on a monthly basis. For funds managed by unaffiliated subadvisors, the Company records fees net of the subadvisory fees, as the Company is deemed to be the agent as it relates to the services performed by unaffiliated subadvisers, with the Company's performance obligation being to arrange for the provision of that service and not control the specified service before it is performed. Amounts paid to unaffiliated subadvisers for the years ended December 31, 2025, 2024 and 2023 were $44.3 million, $45.4 million and $54.7 million, respectively.

Retail separate account fees are generally earned based on the end of the preceding or current quarter's asset values. Institutional account fees are generally earned based on an average of daily or month-end balances or the current quarter's asset values. Fees for structured finance products are generally earned at a contractual fee rate applied against the end of the preceding quarter par value of the total collateral being managed.

Distribution and Service Fees

Distribution and service fees are sales- and asset-based fees earned from our U.S. retail funds for marketing and distribution services. Depending on the fund type or share class, these fees primarily consist of an asset-based fee that is paid by the fund over a period of years to cover allowable sales and marketing expenses, or front-end sales charges that are based on a percentage of the offering price. Asset-based distribution and service fees are primarily earned as percentages of the average daily net assets value and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Distribution and service fees represent two performance obligations comprised of distribution and related shareholder servicing activities. Distribution services are generally satisfied upon the sale of a fund share. Shareholder servicing activities are generally services satisfied over time.

The Company distributes its open-end funds through unaffiliated financial intermediaries that comprise national, regional and independent broker-dealers. These unaffiliated financial intermediaries provide distribution and shareholder service activities on behalf of the Company. The Company passes related distribution and service fees to these unaffiliated financial intermediaries for these services and considers itself the principal in these arrangements since it has control of the services prior to the services being transferred to the customer. These payments are classified within distribution and other asset-based expenses.

Administration and Shareholder Service Fees

The Company provides administrative fund services to its U.S. retail funds, ETFs and closed-end funds and shareholder services to its U.S. retail funds. Administration and shareholder services are performed over time. The Company earns fees for these services, which are calculated and paid monthly, based on each fund's average daily or weekly net assets. Administrative fund services include: record keeping, preparing and filing documents required to comply with securities laws, legal administration and compliance services, customer service, supervision of the activities of the funds' service providers, tax services and treasury services. The Company also provides office space, equipment and personnel that may be necessary for managing and administering the business affairs of the funds. Shareholder services include maintaining shareholder accounts, processing shareholder transactions, preparing filings and performing necessary reporting.

Other Income and Fees

Other income and fees primarily represent fees related to other fee earning assets and marketing fees earned on certain ETFs.

Stock-based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"), which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of the Company's common stock as the award vests over time or when certain performance metrics are achieved. The fair value of each RSU award is based on the fair market value price on the date of grant unless it contains a performance metric that is considered a "market condition." Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis. The value of RSUs that contain a performance metric ("PSUs") is determined based on (i) the intrinsic value method for awards that contain a performance metric that represent a "performance condition" in accordance with ASC 718 and (ii) the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grand and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires recognition of the amount of taxes payable or refundable for the current year as well as deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the reported amounts on the Consolidated Financial Statements.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s), if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Unanticipated changes in future operating results may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

Comprehensive Income

The Company reports all changes in comprehensive income on the Consolidated Statements of Changes in Stockholders' Equity and the Consolidated Statements of Comprehensive Income. Comprehensive income includes net income (loss) and foreign currency translation adjustments (net of tax).

Earnings (Loss) per Share

Earnings (loss) per share ("EPS") is calculated in accordance with ASC 260, *Earnings per Share*. Basic EPS is computed by dividing net income (loss) attributable to Virtus Investment Partners, Inc. by the weighted-average number of common shares outstanding for the period, excluding dilution for potential common stock issuances. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, including shares issuable upon the vesting of RSUs and stock option exercises using the treasury stock method, as determined under the if-converted method.

Recent Accounting Pronouncements

New Accounting Standards Implemented

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740).* This standard updates income tax disclosure requirements by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The Company adopted this standard on January 1, 2025 on a prospective basis, effective for annual financial statements for the year ended December 31, 2025. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

New Accounting Standards Not Yet Implemented

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).* The standard requires enhanced disclosures of certain expense captions presented on the face of the Consolidated Income Statement. In January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) - Clarifying the Effective Date* which clarifies that the standard is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted with amendments to be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal Use Software (Subtopic 350-40).* The standard amends certain aspects of the accounting for internal-use software costs by requiring an entity to capitalize software costs when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2027. Early adoption is permitted using a prospective, modified or retrospective transition approach. The Company is in the process of evaluating the impact of adopting this standard and, at this time, does not anticipate it will have a material impact on its consolidated financial statements.

3. Revenues

Investment Management Fees by Source

The following table summarizes investment management fees by source:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Investment management fees			
Open-end funds	$ 286,610	$ 317,990	$ 305,238
Closed-end funds	61,305	59,184	58,136
Retail separate accounts	209,538	209,467	171,357
Institutional accounts	167,586	187,189	176,744
Total investment management fees	$ 725,039	$ 773,830	$ 711,475

No Company clients or sponsored funds provided 10 percent or more of the Company's investment management, administration and shareholder service fee revenues in the preceding three years.

4. Goodwill and Other Intangible Assets

Below is a summary of intangible assets, net:

	Definite-Lived			Indefinite-Lived	Total
(in thousands)	Gross Book Value	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Balances of December 31, 2023	$ 806,655	$ (416,834)	$ 389,821	$ 42,298	$ 432,119
Adjustments	2,409	—	2,409	—	2,409
Intangible amortization	—	(56,299)	(56,299)	—	(56,299)
Balances of December 31, 2024	809,064	(473,133)	335,931	42,298	378,229
Adjustments	957	—	957	—	957
Intangible amortization	—	(51,777)	(51,777)	—	(51,777)
Balances of December 31, 2025	$ 810,021	$ (524,910)	$ 285,111	$ 42,298	$ 327,409

Definite-lived intangible asset amortization for the next five and succeeding fiscal years is estimated as follows:

Fiscal Year	Amount (in thousands)
2026	$ 50,906
2027	47,804
2028	42,142
2029	36,544
2030	35,119
2031 and thereafter	72,596
Total	$ 285,111

At December 31, 2025, the weighted average estimated remaining amortization period for definite-lived intangible assets was 6.7 years.

There have been no changes to goodwill for the years ended December 31, 2025 and 2024.

5. Investments

Investments consist primarily of investments in the Company's sponsored products. The Company's investments, excluding the assets of CIP discussed in Note 17, at December 31, 2025 and 2024, were as follows:

	December 31,	
(in thousands)	2025	2024
Investment securities - fair value	$ 76,462	$ 83,771
Equity method investments (1)	60,928	20,286
Nonqualified retirement plan assets	20,090	15,159
Total investments	$ 157,480	$ 119,216

(1) The Company's equity method investments are valued on a three-month lag based upon the availability of financial information. On December 15, 2025, the Company completed the acquisition of a 35% minority interest in Crescent Cove Advisors, LP for $41.1 million, including transaction costs.

Investment Securities - Fair Value

Investment securities - fair value consist of investments in the Company's sponsored funds and separate accounts. The composition of the Company's investment securities - fair value was as follows:

	December 31,				
	2025		2024		
(in thousands)	Cost	Fair Value	Cost	Fair Value	
Investment Securities - fair value:					
Sponsored funds	$ 51,993	$ 51,013	$ 63,220	$ 63,296	
Equity securities	19,703	22,903	17,406	19,019	
Debt securities	2,531	2,546	1,457	1,456	
Total investment securities - fair value	$ 74,227	$ 76,462	$ 82,083	$ 83,771	

For the years ended December 31, 2025, 2024 and 2023, the Company recognized net realized gains of $2.9 million, $3.8 million and $2.1 million, respectively, related to its investment securities - fair value.

Equity Method Investments

The Company's equity method investments primarily consist of minority investments in Crescent Cove Advisors LP and Zevenbergen Capital Investments. For the years ended December 31, 2025, 2024 and 2023, distributions from equity method investments were $4.1 million, $5.4 million and $2.3 million, respectively.

Nonqualified Retirement Plan Assets

The Company's Excess Incentive Plan allows certain employees to voluntarily defer compensation. The Company holds the Excess Incentive Plan assets in a rabbi trust, which is subject to the claims of the Company's creditors in the event of the Company's bankruptcy or insolvency. Each participant is responsible for designating investment options for their contributions, and the ultimate distribution paid to each participant reflects any gains or losses on the assets realized while in the trust. Assets held in trust are included in investments and are carried at fair value utilizing Level 1 valuation techniques in accordance with ASC 320, Investments - Debt Securities; the associated obligations to participants are included in other liabilities on the Consolidated Balance Sheets.

6. Fair Value Measurements

The Company's assets and liabilities measured at fair value on a recurring basis, excluding the assets and liabilities of CIP discussed in Note 17, as of December 31, 2025 and 2024 by fair value hierarchy level were as follows:

December 31, 2025

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 340,276	$ —	$ —	$ 340,276
Investment securities - fair value				
Sponsored funds	51,013	—	—	51,013
Equity securities	22,903	—	—	22,903
Debt securities	—	2,546	—	2,546
Nonqualified retirement plan assets	20,090	—	—	20,090
Total assets measured at fair value	$ 434,282	2,546	$ —	$ 436,828
Liabilities				
Contingent consideration	$ —	$ —	$ 20,800	$ 20,800
Total liabilities measured at fair value	$ —	$ —	$ 20,800	$ 20,800

December 31, 2024

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 225,736	$ —	$ —	$ 225,736
Investment securities - fair value				
Sponsored funds	63,296	—	—	63,296
Equity securities	19,019	—	—	19,019
Debt securities	—	1,456	—	1,456
Nonqualified retirement plan assets	15,159	—	—	15,159
Total assets measured at fair value	$ 323,210	1,456	$ —	$ 324,666
Liabilities				
Contingent consideration	$ —	$ —	$ 36,100	$ 36,100
Total liabilities measured at fair value	$ —	$ —	$ 36,100	$ 36,100

The following is a discussion of the valuation methodologies used for the Company's assets and liabilities measured at fair value.

Cash equivalents represent investments in money market funds. Cash investments in money market funds are valued using published net asset values and are classified as Level 1.

Sponsored funds represent investments in funds for which the Company acts as the investment manager. The fair value of U.S. retail funds and global funds are determined based on their published net asset values and are categorized as Level 1. The fair value of closed-end funds and ETFs is determined based on the official closing price on the exchange on which they are traded and are categorized as Level 1.

Equity securities represent securities traded on active markets, are valued at the official closing price (typically the last sale or bid) on the exchange on which the securities are primarily traded and are categorized as Level 1.

Debt securities represent investments in corporate and government bonds. The fair values of corporate and government bonds traded on active markets, are valued at the official closing price on the exchange on which the securities are primarily traded and are categorized as Level 1. Debt securities for which closing prices are not readily available or are deemed to not reflect readily available market prices, and are valued using an independent pricing service, are categorized as Level 2.

Nonqualified retirement plan assets represent U.S. retail funds within the Company's nonqualified retirement plan whose fair value is determined based on their published net asset value and are categorized as Level 1.

Contingent consideration represents liabilities associated with contingent payment arrangements made in connection with the Company's business combinations. In these contingent payment arrangements, the Company agrees to pay additional transaction consideration to the seller based on future performance. Contingent consideration is remeasured at fair value each reporting date using a simulation model or an income approach valuation technique with the assistance of an independent valuation firm and approved by management and are categorized as Level 3.

The following table presents a reconciliation of beginning and ending balances of the Company's contingent consideration liabilities:

(in thousands)	2025	2024
Contingent consideration, beginning of year	$ 36,100	$ 56,200
Reduction for payments made	(13,086)	(14,492)
Increase (reduction) of liability related to re-measurement of fair value	(2,214)	(5,608)
Contingent consideration, end of year	$ 20,800	$ 36,100

The contingent consideration liability at December 31, 2025 of $20.8 million, is related to the NFJ Group transaction. This liability is measured using an income approach valuation technique. The most significant unobservable inputs used relate to the revenue growth rates, discount rates (range of 5.43% - 5.53%) and the market price of risk adjustment (5.80%).

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

7. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net were as follows:

	December 31,	
(in thousands)	2025	2024
Leasehold improvements	$ 26,166	$ 27,321
Furniture and office equipment	18,320	17,150
Computer equipment and software	9,823	8,101
Subtotal	54,309	52,572
Accumulated depreciation and amortization	(32,418)	(29,854)
Furniture, equipment and leasehold improvements, net	$ 21,891	$ 22,718

8. Leases

All of the Company's leases qualify as operating leases and consist primarily of leases for office facilities, which have remaining initial lease terms ranging from 0.7 to 12.6 years and a weighted average remaining lease term of 10.5 years. The Company has options to renew certain of its leases for periods ranging from 5.0 to 10.0 years, depending on the lease. None of the Company's renewal options were considered reasonably assured of being exercised and, therefore, were excluded from the initial lease term used to determine the Company's right-of-use asset and lease liability. The Company's right-of-use asset and lease liability on the Consolidated Balance Sheets at December 31, 2025 were $75.2 million and $93.2 million, respectively. The weighted average discount rate used to measure the Company's lease liability was 7.0% at December 31, 2025.

Lease expense totaled $17.3 million, $15.1 million and $14.7 million for fiscal years 2025, 2024 and 2023, respectively. Cash payments relating to operating leases during 2025 were $12.7 million.

Lease liability maturities as of December 31, 2025 were as follows:

Fiscal Year	Amount (in thousands)	
2026	$	12,827
2027		13,156
2028		10,986
2029		12,894
2030		12,717
Thereafter		73,990
Total lease payments		136,570
Less: Imputed interest		43,345
Present value of lease liabilities	$	**93,225**

9. Income Taxes

The components of the provision for income taxes were as follows:

(in thousands)	Years Ended December 31,					
	2025		2024		2023	
Current						
Federal	$	35,884	$	37,536	$	33,523
State		6,293		10,767		10,171
Foreign		683		—		—
Total current tax expense (benefit)		42,860		48,303		43,694
Deferred						
Federal		5,632		5,164		789
State		2,625		1,956		605
Foreign		144		—		—
Total deferred tax expense (benefit)		8,401		7,120		1,394
Total expense (benefit) for income taxes	$	51,261	$	55,423	$	45,088

The following presents a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate to the provision (benefit) for income taxes recognized on the Consolidated Statements of Operations for the year ended December 31, 2025, subsequent to the adoption of ASU 2023-09:

(in thousands)	Year Ended December 31, 2025	
U.S. Federal income tax expense (benefit) and tax rate	$ 39,322	21 %
State and local income taxes, net of federal income tax effect (1)	7,597	4 %
Foreign tax effects	169	— %
Effect of cross-border tax laws	329	— %
Tax credits	(704)	— %
Change in valuation allowance	2,024	1 %
Nontaxable or Nondeductible Items		
Excess tax benefits related to share-based compensation	367	— %
Nondeductible compensation	2,216	1 %
Effect of net (income) loss attributable to noncontrolling interests	(1,472)	(1)%
Other	342	— %
Other, net	1,071	1 %
Income tax expense (benefit)	$ 51,261	27 %

(1) State and local taxes in Connecticut, California, New Jersey, New York and New York City made up the majority (greater than 50%) of the tax effect in this category.

The following presents a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate to the provision (benefit) for income taxes recognized on the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09:

	Years Ended December 31,			
(in thousands)	2024		2023	
Tax at statutory rate	$ 43,654	21 %	$ 39,178	21 %
State taxes, net of federal benefit	10,040	5 %	9,240	5 %
Excess tax benefits related to share-based compensation	(220)	— %	(1,767)	(1)%
Nondeductible compensation	2,246	1 %	2,106	1 %
Effect of net (income) loss attributable to noncontrolling interests	(2,348)	(1)%	(2,299)	(1)%
Change in valuation allowance	73	— %	(1,547)	(1)%
Other, net	1,978	1 %	177	— %
Income tax expense (benefit)	$ 55,423	27 %	$ 45,088	24 %

The provision for income taxes reflects U.S. federal, state and local, and foreign taxes at an effective tax rate of 27%, 27% and 24% for the years ended December 31, 2025, 2024 and 2023, respectively. The Company's tax position for the years ended December 31, 2025, 2024 and 2023 was impacted by changes in the valuation allowance related to the unrealized and realized gains and losses on the Company's investments and state net operating losses.

The components of Income (Loss) Before Income Taxes were as follows:

	Year Ended December 31, 2025 (in thousands)
Domestic	$ 184,114
Foreign	3,135
Total Income (Loss) Before Income Taxes	$ 187,249

The components of income taxes paid (net of refunds) were as follows:

	Year Ended December 31, 2025 (in thousands)
Domestic	$ 36,000
State	9,609
Foreign	433
Total cash taxes paid (net of refunds)	$ 46,042

Deferred taxes resulted from temporary differences between the amounts reported on the consolidated financial statements and the tax basis of assets and liabilities. The tax effects of temporary differences were as follows:

	December 31,	
(in thousands)	**2025**	**2024**
Deferred tax assets:		
Intangible assets	$ 18,332	$ 18,809
Net operating losses	8,047	9,180
Compensation accruals	16,333	17,173
Lease liability	21,684	17,698
Investment in sponsored products	10,955	8,801
Capital losses	7,290	7,748
Investment in partnerships	7,283	8,058
Gross deferred tax assets	89,924	87,467
Valuation allowance	(19,301)	(16,612)
Gross deferred tax assets after valuation allowance	70,623	70,855
Deferred tax liabilities:		
Intangible assets	(31,230)	(29,642)
Right of use asset	(17,303)	(14,406)
Fixed assets	(2,851)	(3,042)
Other	(661)	(559)
Gross deferred tax liabilities	(52,045)	(47,649)
Deferred tax assets, net	$ 18,578	$ 23,206

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of its deferred tax assets. The Company maintained a valuation allowance in the amount of $19.3 million and $16.6 million at December 31, 2025 and 2024, respectively, relating to deferred tax assets on items of a capital nature as well as certain state deferred tax assets.

As of December 31, 2025, the Company had net operating loss carry-forwards for federal income tax purposes represented by a $4.4 million deferred tax asset. The related federal net operating loss carry-forwards are scheduled to begin to expire in the year 2031. As of December 31, 2025, the Company had state net operating loss carry-forwards, varying by subsidiary and jurisdiction, represented by a $3.7 million deferred tax asset. Certain state net operating loss carry-forwards are scheduled to begin to expire in 2029.

Internal Revenue Code Section 382 ("Section 382") limits tax deductions for net operating losses, capital losses and net unrealized built-in losses after there is a substantial change in ownership in a corporation's stock involving a 50-percentage point increase in ownership by 5% or larger stockholders. At December 31, 2025, the Company had pre-change losses represented by deferred tax assets totaling $4.8 million that are subject to Section 382 limits. The utilization of these assets is subject to an annual limitation of $1.1 million.

Activity in unrecognized tax benefits were as follows:

	Years Ended December 31,					
(in thousands)		2025		2024		2023
Balance, beginning of year	$	856	$	856	$	856
Decrease related to tax positions taken in prior years		(214)		(214)		(214)
Increase related to positions taken in the current year		—		214		214
Balance, end of year	$	642	$	856	$	856

If recognized, $0.5 million of the $0.6 million gross unrecognized tax benefit balance at December 31, 2025 would favorably impact the Company's effective income tax rate. The Company does not expect any significant changes to its liability for unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties related to income tax matters within income tax expense. The Company recorded no interest or penalties related to unrecognized tax benefits at December 31, 2025, 2024 and 2023.

The earliest federal tax year that remains open for examination is 2022. The earliest open years in the Company's major state tax jurisdictions are 2010 for Connecticut and 2022 for all of the Company's remaining state tax jurisdictions.

On July 4, 2025, the President signed into law the One Big Beautiful Bill Act (OBBBA). The OBBBA maintains the 21 percent corporate tax rate and makes permanent many of the beneficial expired and expiring tax provisions originally enacted in the Tax Cuts and Jobs Act of 2017, including the immediate expensing of domestic research and development expenditures, more favorable interest deductibility and 100 percent bonus depreciation with effective dates in 2025. Revisions to the international tax framework are effective in 2026. The OBBBA did not have a material impact on our annual effective tax rate in 2025, and we do not expect it to have a material impact in 2026.

10. Debt

Credit Agreement

On September 26, 2025, the Company refinanced its existing credit agreement by entering into a new credit agreement (the "Credit Agreement"). The Credit Agreement provides for (i) a $400.0 million term loan with a seven-year term (the "Term Loan") expiring in September 2032, and (ii) a $250.0 million revolving credit facility with a five-year term expiring in September 2030. A portion of the proceeds of the refinancing have been used to repay the $234.7 million outstanding on the previous term loan. The Company has the right, subject to customary conditions specified in the Credit Agreement, to request additional revolving credit facility commitments and additional term loans to be made under the Credit Agreement. The Company had $399.0 million outstanding at December 31, 2025 under the Term Loan. In accordance with ASC 835, *Interest*, the amounts outstanding under the Company's Term Loan are presented on the Consolidated Balance Sheet net of related debt issuance costs, which were $9.0 million as of December 31, 2025.

Amounts outstanding under the Credit Agreement bear interest at an annual rate equal to, at the option of the Company, either Term SOFR for interest periods of one, three or six months or an alternate base rate, in either case plus an applicable margin. The applicable margins are 2.25%, in the case of a SOFR-based Term Loan, and 1.25%, in the case of an alternate base rate loan. The Company is also required to pay a quarterly commitment fee on the average unused amount of the revolving credit facility which ranges from 0.15% to 0.25%, based on the secured net leverage ratio of the Company as of the last day of the preceding fiscal quarter.

The Term Loan will amortize at the rate of 1.00% per annum, payable in equal quarterly installments on the last day of each March, June, September and December (commencing on December 31, 2025), based on the aggregate principal amount of the Term Loan's outstanding balance on the closing date. In addition, the Credit Agreement requires that the term loans be mandatorily prepaid with excess cash flow each fiscal year commencing with the fiscal year ended December 31, 2026 if the secured net leverage ratio at the end of such excess cash flow period is (a) greater than 3:1, 50%, (b) greater than or equal to 2.5:1 but less than or equal to 3:1, 25%, and (c) less than 2.5:1, 0%, (d) 50% of the net proceeds of certain asset sales, casualty or condemnation events, subject to customary reinvestment rights; and (e) 100% of the proceeds of any indebtedness incurred to refinance the term loans or other refinancing indebtedness as well as indebtedness incurred other than indebtedness permitted to be incurred by the Credit Agreement. At any time, upon timely notice, the Company may terminate the Credit Agreement in full, reduce the commitment under the facility in minimum specified increments or prepay loans in whole or in part, and in the case of any term loans that are prepaid in connection with a "repricing transaction" occurring within the six-month period following the closing date of the Credit Agreement, a 1.00% premium.

The Credit Agreement contains customary affirmative and negative covenants, including covenants that affect, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, merge or dissolve, make investments, dispose of assets, engage in sale and leaseback transactions, make distributions and dividends and prepayments of junior indebtedness, engage in transactions with affiliates, enter into restrictive agreements, amend documentation governing junior indebtedness, modify its fiscal year and modify its organizational documents, subject to customary exceptions, thresholds and qualifications. In addition, the Credit Agreement contains a financial performance covenant that is only applicable when greater than 35% of the revolving credit facility is outstanding, requiring a maximum leverage ratio, as of the last day of each of the four fiscal quarter periods, of no greater than the levels set forth in the Credit Agreement.

Future minimum Term Loan payments (exclusive of any mandatory excess cash-flow repayments) as of December 31, 2025 were as follows:

Fiscal Year	Amount (in thousands)
2026	$ 4,000
2027	4,000
2028	4,000
2029	4,000
2030	4,000
2031 and thereafter	379,000
	$ 399,000

11. Commitments and Contingencies

Legal Matters

The Company is involved from time to time in litigation and arbitration, as well as examinations, inquiries and investigations by various regulatory bodies, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities.

The Company records a liability when it believes that it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on information currently available, available insurance coverage, indemnities and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or consolidated financial condition. However, in the event of unexpected subsequent developments, and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any legal matter will reflect the ultimate outcome, and an adverse outcome in certain matters could have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

12. Equity Transactions

Dividends

During the first and second quarters of the year ended December 31, 2025, the Board of Directors declared quarterly cash dividends on the Company's common stock of $2.25 each. During the third and fourth quarters of the year ended December 31, 2025, the Board of Directors declared quarterly cash dividends on the Company's common stock of $2.40 each. Total dividends declared on the Company's common stock were $65.7 million for the year ended December 31, 2025.

At December 31, 2025, $21.2 million was included in accounts payable and accrued liabilities on the Consolidated Balance Sheet representing the fourth quarter dividends to be paid on February 11, 2026 for common stock shareholders of record as of January 31, 2026.

On February 25, 2026, the Company declared a quarterly cash dividend of $2.40 per common share to be paid on May 13, 2026 to shareholders of record at the close of business on April 30, 2026.

Common Stock Repurchases

During the year ended December 31, 2025, the Company repurchased 347,364 common shares at a weighted average price of $172.70 per share, for a total cost, including fees and expenses, of $60.0 million under its share repurchase program. As of December 31, 2025, 805,948 shares remain available for repurchase. Under the terms of the program, the Company may repurchase shares of its common stock from time to time at its discretion through open market repurchases, privately negotiated transactions and/or other mechanisms, depending on price and prevailing market and business conditions. The program, which has no specified term, may be suspended or terminated at any time.

13. Retirement Savings Plan

The Company sponsors a defined contribution 401(k) retirement plan (the "401(k) Plan") covering all employees who meet certain age and service requirements. Employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. The Company matches employees' contributions at a rate of 100% of employees' contributions up to the first 5.0% of the employees' compensation contributed to the 401(k) Plan. The Company's matching contributions were $8.7 million, $8.7 million and $8.3 million in 2025, 2024 and 2023, respectively.

14. Stock-Based Compensation

Equity-based awards, including restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options and unrestricted shares of common stock, may be granted to officers, employees and directors of the Company pursuant to the Company's Omnibus Incentive and Equity Plan (the "Omnibus Plan"). At December 31, 2025, 689,477 shares of common stock remain available for issuance of the 3,825,000 shares that are authorized for issuance under the Omnibus Plan.

Stock-based compensation expense is summarized as follows:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Stock-based compensation expense	$ 23,964	$ 32,841	$ 26,825

Restricted Stock Units

Each RSU entitles the holder to one share of common stock when the restriction expires. RSUs may be time-vested or performance-contingent PSUs that convert into RSUs after performance measurement is complete and generally vest in one to three years. Shares that are issued upon vesting are newly issued shares from the Omnibus Plan and are not issued from treasury stock.

RSU activity, inclusive of PSUs, for the year ended December 31, 2025 is summarized as follows:

	Number of shares	Weighted Average Grant Date Fair Value	
Outstanding at December 31, 2024	317,489	$	205.86
Granted	167,264	$	173.84
Forfeited	(32,705)	$	218.16
Settled	(115,251)	$	202.74
Outstanding at December 31, 2025	336,797	$	189.84

The grant-date intrinsic value of RSUs granted during the year ended December 31, 2025 was $29.1 million.

(in millions, except per share values)	Years Ended December 31,		
	2025	2024	2023
Weighted-average grant-date fair value per share	$ 173.84	$ 234.57	$ 160.74
Fair value of RSUs vested	$ 23.4	$ 29.9	$ 24.8

For the years ended December 31, 2025, 2024 and 2023, a total of 44,699, 50,910 and 79,516 RSUs, respectively, were withheld by the Company as a result of net share settlements to settle minimum employee tax withholding obligations and for which the Company paid $7.8 million, $11.7 million and $13.8 million, respectively, in minimum employee tax withholding obligations. These net share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting.

During the years ended December 31, 2025 and 2024, the Company granted 37,777 and 29,276 PSUs, respectively, that contain performance-based metrics in addition to a service condition. Compensation expense for PSUs is generally recognized over a three-year service period based upon the value determined using a combination of (i) the intrinsic value method, for awards that contain a performance metric that represents a "performance condition" in accordance with ASC 718 and (ii) the Monte Carlo simulation valuation model for awards that contain a "market condition" performance metric under ASC 718. Compensation expense for PSU awards that contain a market condition is fixed at the date of grant and will not be adjusted in future periods based upon the achievement of the market condition. Compensation expense for PSU awards with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period.

As of December 31, 2025 and 2024, unamortized stock-based compensation expense for unvested RSUs and PSUs was $28.4 million and $27.9 million, respectively, with a weighted average remaining contractual life of 1.1 years and 1.1 years, respectively. The Company did not capitalize any stock-based compensation expenses during the years ended December 31, 2025, 2024 and 2023.

Employee Stock Purchase Plan

The Company offers an employee stock purchase plan that allows employees to purchase shares of common stock on the open market at market price through after-tax payroll deductions. The initial transaction fees are paid for by the Company and shares of common stock are purchased on a quarterly basis. The Company does not reserve shares for this plan or discount the purchase price of the shares.

15. Earnings (Loss) Per Share

The computation of basic and diluted EPS is as follows:

		Years Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Net Income (Loss)	$	135,988	$	152,453	$	141,476
Noncontrolling interests		2,408		(30,707)		(10,855)
Net Income (Loss) Attributable to Virtus Investment Partners, Inc.	$	138,396	$	121,746	$	130,621
Shares (in thousands):						
Basic: Weighted-average number of shares outstanding		6,829		7,082		7,249
Plus: Incremental shares from assumed conversion of dilutive instruments		100		128		126
Diluted: Weighted-average number of shares outstanding		6,929		7,210		7,375
Earnings (Loss) per Share—Basic	$	20.27	$	17.19	$	18.02
Earnings (Loss) per Share—Diluted	$	19.97	$	16.89	$	17.71

The following table details the securities that have been excluded from the above computation of weighted-average number of shares for diluted EPS, because the effect would be anti-dilutive.

	Years Ended Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Restricted stock units and stock options	24	1	2
Total anti-dilutive securities	24	1	2

16. Redeemable Noncontrolling Interests

Redeemable noncontrolling interests

Minority interests held in a majority-owned investment management subsidiary are subject to holder put rights and Company call rights at pre-established multiples of earnings before interest, taxes, depreciation and amortization and, as such, are considered redeemable at other than fair value. The rights are exercisable at pre-established intervals or upon certain conditions, such as retirement. The put and call rights are not legally detachable or separately exercisable and are deemed to be embedded in the related noncontrolling interests. The Company, in purchasing equity of the investment management subsidiary, has the option to settle in cash or shares of the Company's common stock and is entitled to the cash flow associated with any purchased equity. The minority interests are recorded at estimated redemption value within redeemable noncontrolling interests on the Company's Consolidated Balance Sheets, and any changes in the estimated redemption value are recorded on the Consolidated Statements of Operations within noncontrolling interests.

Redeemable noncontrolling interests for the year ended December 31, 2025 included the following amounts:

		Redeemable Noncontrolling Interests				
(in thousands)		**CIP**		**Investment Manager**		**Total**
Balance at December 31, 2024	$	45,667	$	61,615	$	107,282
Net income (loss) attributable to noncontrolling interests		2,588		5,415		8,003
Changes in redemption value (1)		—		(9,400)		(9,400)
Total net income (loss) attributable to noncontrolling interests		2,588		(3,985)		(1,397)
Affiliate equity sales (purchases)		—		(24,889)		(24,889)
Net subscriptions (redemptions) and other		27,897		(5,959)		21,938
Balance at December 31, 2025	$	76,152	$	26,782	$	102,934

(1)　Relates to noncontrolling interests redeemable at other than fair value.

Equity awards of majority-owned investment management subsidiary

The Company also issues equity-based profit-interest awards of the investment manager to certain of its employees, with certain awards having up to a three-year vesting period when issued. These profit-interest awards are subject to holder put rights and Company call rights at established multiples of earnings before interest, taxes, depreciation and amortization, with certain awards also subject to pre-established thresholds. The awards are accounted for as cash-settled liability awards under ASC 718, with changes in value at each reporting date recognized as compensation expense over the requisite service period, if any, in the Company's Consolidated Statements of Operations. The awards are classified as a liability within accrued compensation and benefits on the Consolidated Balance Sheets until the awards are settled. Additionally, these awards have a right to participate in distributions of the investment manager which are recorded as employment expense in the Company's Consolidated Statements of Operations.

Accrued compensation associated with these awards was $14.4 million and $19.4 million at December 31, 2025 and 2024, respectively. Compensation expense related to these awards totaled $(2.8) million and $8.2 million for the years ended December 31, 2025 and 2024, respectively.

17. Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and investment products that are consolidated. A VOE is consolidated when the Company is considered to have a controlling financial interest, which is typically present when the Company owns a majority of the voting interest in an entity or otherwise has the power to govern the financial and operating policies of the entity.

In the normal course of its business, the Company sponsors various investment products, some of which are consolidated by the Company. CIP includes both VOEs, made up primarily of U.S. retail funds and ETFs in which the Company holds a controlling financial interest, and VIEs, which consist of collateralized loan obligations ("CLO") and certain global and private funds ("GF") of which the Company is considered the primary beneficiary. The consolidation and deconsolidation of these investment products have no impact on the Company's net income (loss). The Company's risk with respect to these investment products is limited to its beneficial interests in these products. The Company has no right to the benefits from, and does not bear the risks associated with, these investment products beyond the Company's investments in, and fees generated from, these products.

The following table presents the balances of CIP that, after intercompany eliminations, were reflected on the Consolidated Balance Sheets as of December 31, 2025 and 2024:

	As of December 31,					
	2025			**2024**		
	VOEs	**VIEs**		**VOEs**	**VIEs**	
(in thousands)		**CLOs**	**GFs**		**CLOs**	**GFs**
Cash and cash equivalents	$ 2,284	$ 86,491	$ 2,928	$ 5,179	$ 125,995	$ 3,247
Investments	75,877	2,450,177	107,298	40,678	2,141,626	88,413
Other assets	700	38,721	1,199	403	172,707	1,261
Notes payable	—	(2,359,828)	—	—	(2,171,946)	—
Securities purchased payable and other liabilities	(363)	(96,935)	(919)	(4,271)	(151,922)	(1,840)
Noncontrolling interests	(24,244)	(802)	(51,908)	(12,452)	(4,143)	(33,215)
Net interests in CIP	$ 54,254	$ 117,824	$ 58,598	$ 29,537	$ 112,317	$ 57,866

Consolidated CLOs

The majority of the Company's CIP that are VIEs are CLOs. A majority-owned consolidated private fund, whose primary purpose is to invest in CLOs for which the Company serves as the collateral manager, is also included. At December 31, 2025, the Company consolidated eight CLOs. The financial information of CLOs is included in the Company's consolidated financial statements on a one-month lag based upon the availability of their financial information.

Investments of CLOs

The CLOs held investments of $2.5 billion at December 31, 2025, consisting of bank loan investments that comprise the majority of the CLOs' portfolio asset collateral and are senior secured corporate loans across a variety of industries. These bank loan investments mature at various dates between 2025 and 2033 and generally pay interest at SOFR plus a spread.

Notes Payable of CLOs

The CLOs held notes payable with a total value, at par, of $2.6 billion at December 31, 2025, consisting of senior secured floating rate notes payable with a par value of $2.4 billion and subordinated notes with a par value of $271.8 million. These note obligations bear interest at variable rates based on SOFR plus a pre-defined spread.

The Company's beneficial interests and maximum exposure to loss related to these consolidated CLOs is limited to (i) ownership in the subordinated notes and (ii) accrued management fees. The secured notes of the consolidated CLOs have contractual recourse only to the related assets of the CLO and are classified as financial liabilities. Although these beneficial interests are eliminated upon consolidation, the application of the measurement alternative prescribed by ASU 2014-13, *Consolidation (Topic 810)* ("ASU 2014-13"), results in the net assets of the consolidated CLOs shown above to be equivalent to the beneficial interests retained by the Company at December 31, 2025, as shown in the table below:

	(in thousands)
Subordinated notes	$ 115,917
Accrued investment management fees	1,907
Total Beneficial Interests	$ 117,824

The following table represents income and expenses of the consolidated CLOs included in the Company's Consolidated Statements of Operations for the period indicated:

	Year Ended December 31, 2025 *(in thousands)*
Income:	
Realized and unrealized gain (loss), net	$ (30,770)
Interest income	178,680
Total Income	$ 147,910
Expenses:	
Other operating expenses	$ 4,468
Interest expense	140,907
Total Expense	145,375
Noncontrolling interests	1,011
Net Income (loss) attributable to CLOs	$ 3,546

The following table represents the Company's own economic interests in the consolidated CLOs, which are eliminated upon consolidation:

	Year Ended December 31, 2025 *(in thousands)*
Distributions received and unrealized gains (losses) on the subordinated notes held by the Company	$ (6,098)
Investment management fees	9,644
Total Economic Interests	$ 3,546

Fair Value Measurements of CIP

The assets and liabilities of CIP measured at fair value on a recurring basis as of December 31, 2025 and 2024 by fair value hierarchy level were as follows:

As of December 31, 2025

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 86,491	$ —	$ —	$ 86,491
Debt investments	91	2,536,337	30,333	2,566,761
Equity investments	66,180	—	411	66,591
Total assets measured at fair value	$ 152,762	$ 2,536,337	$ 30,744	$ 2,719,843
Liabilities				
Notes payable	$ —	$ 2,359,828	$ —	$ 2,359,828
Short sales	225	—	—	225
Total liabilities measured at fair value	$ 225	$ 2,359,828	$ —	$ 2,360,053

As of December 31, 2024

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 127,695	$ —	$ —	$ 127,695
Debt investments	—	2,239,924	6,676	2,246,600
Equity investments	22,993	111	1,013	24,117
Total assets measured at fair value	$ 150,688	$ 2,240,035	$ 7,689	$ 2,398,412
Liabilities				
Notes payable	$ —	$ 2,171,946	$ —	$ 2,171,946
Short sales	356	—	—	356
Total liabilities measured at fair value	$ 356	$ 2,171,946	$ —	$ 2,172,302

The following is a discussion of the valuation methodologies used for the assets and liabilities of the Company's CIP measured at fair value.

Level 1 assets represent cash investments in money market funds and debt and equity investments that are valued using published net asset values or the official closing price on the exchange on which the securities are traded.

Level 2 assets represent most debt securities (including bank loans) and certain equity securities (including non-U.S. securities), for which closing prices are not readily available or are deemed to not reflect readily available market prices, and are valued using an independent pricing service. Debt investments, other than bank loans, are valued based on quotations received from independent pricing services or from dealers who make markets in such securities. Bank loan investments, which are included as debt investments, are generally priced at the average mid-point of bid and ask quotations obtained from a third-party pricing service. Fair value may also be based upon valuations obtained from independent third-party brokers or dealers utilizing matrix pricing models that consider information regarding securities with similar characteristics.

Level 3 assets include debt and equity securities that are not widely traded, are illiquid or are priced by dealers based on pricing models used by market makers in the security. These securities are valued using unadjusted prices from an independent pricing service.

Level 1 liabilities consist of short sales transactions in which a security is sold that is not owned or is owned but there is no intention to deliver, in anticipation that the price of the security will decline. Short sales are recorded on the Consolidated Balance Sheets within other liabilities of CIP and are classified as Level 1 based on the underlying equity security.

Level 2 liabilities consist of notes payable issued by CLOs and are measured using the measurement alternative in ASU 2014-13. Accordingly, the fair value of CLO liabilities was measured as the fair value of CLO assets less the sum of (i) the fair value of the beneficial interests held by the Company, and (ii) the carrying value of any beneficial interests that represent compensation for services. The fair value of the beneficial interests held by the Company is based on third-party pricing information without adjustment.

The securities purchased payable at December 31, 2025 and 2024 approximated fair value due to the short-term nature of the instruments.

The following table is a reconciliation of assets of CIP for Level 3 investments for which significant unobservable inputs were used to determine fair value:

(in thousands)	Year Ended December 31,	
Level 3 Investments of CIP (1)	2025	2024
Balance at beginning of period	$ 7,689	$ 37,062
Purchases	2,420	2,062
Sales	(50,282)	(43,179)
Realized and unrealized gains (losses), net	(2,214)	459
Transfers to Level 2	(71,788)	(120,916)
Transfers from Level 2	144,919	132,201
Balance at end of period	$ 30,744	$ 7,689

(1) The investments that are categorized as Level 3 were valued utilizing third-party pricing information without adjustment. Transfers in and/or out of levels are reflected when significant inputs, including market inputs or performance attributes, used for the fair value measurement become observable/unobservable at period end.

Nonconsolidated VIEs

The Company serves as the collateral manager for other CLOs that are not consolidated. The assets and liabilities of these CLOs reside in bankruptcy remote, special purpose entities in which the Company has no ownership of, nor holds any notes issued by, the CLOs, and provides neither recourse nor guarantees. The Company has determined that the investment management fees it receives for serving as collateral manager for these CLOs did not represent a variable interest as (i) the fees the Company earns are compensation for services provided and are commensurate with the level of effort required to provide the investment management services, (ii) the Company does not hold other interests in the CLOs that individually, or in the aggregate, would absorb more than an insignificant amount of the CLOs' expected losses or receive more than an insignificant amount of the CLOs' expected residual return, and (iii) the investment management arrangement only includes terms, conditions and amounts that are customarily present in arrangements for similar services negotiated at arm's length.

The Company has interests in certain other VIEs that the Company does not consolidate as it is not the primary beneficiary since its interest in these entities does not provide the Company with the power to direct the activities that most significantly impact the entities' economic performance. At December 31, 2025, the carrying value and maximum risk of loss related to the Company's interest in these VIEs was $67.4 million.

18. Segments

ASC 280 establishes disclosure requirements relating to operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the CODM in deciding how to allocate resources to the segment and assess its performance. The Company's Chief Executive Officer is the Company's CODM. The Company operates in one business segment, namely as an asset manager providing investment management and related services for individual and institutional clients. Although the Company provides disclosures regarding assets under management and other asset flows by product, the Company's determination that it operates in one business segment is based on the fact that the same investment professionals manage both retail and institutional products, operational resources support multiple products, such products have the same or similar regulatory framework and the Company's CODM reviews the Company's financial performance on a consolidated level.

The key GAAP measure of segment profit or loss that the CODM uses to evaluate the Company's financial performance and allocate resources of the Company is net income, as reported on the Company's Consolidated Statements of Operations. In addition, the CODM uses net income in deciding whether to reinvest profits or allocate profits to other uses of capital, such as for acquisitions or to pay dividends. All expense categories on the Consolidated Statements of Operations are significant and there are no other significant segment expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Consolidated Balance Sheets.

19. Keystone Agreement

On December 5, 2025, the Company entered into an agreement to acquire a majority interest in Keystone National Group ("Keystone"), an investment manager specializing in asset-centric private credit. Under the agreement, the Company would purchase a majority interest in Keystone for consideration of $200.0 million at closing and up to an additional $170.0 million of deferred consideration, including earnout payments subject to the achievement of future revenue targets. The transaction is expected to close in the first quarter of 2026, subject to customary closing conditions, necessary regulatory approvals and client approvals, including approvals by the Keystone registered fund shareholders.

Exhibit 31.1

CERTIFICATION UNDER SECTION 302

I, George R. Aylward, certify that:

1. I have reviewed this Annual Report on Form 10-K of Virtus Investment Partners, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/   GEORGE R. AYLWARD
_____

George R. Aylward
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION UNDER SECTION 302

I, Michael A. Angerthal, certify that:

1. I have reviewed this Annual Report on Form 10-K of Virtus Investment Partners, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/   MICHAEL A. ANGERTHAL

Michael A. Angerthal
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS OF CEO AND CFO PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of Virtus Investment Partners, Inc. (the "Company") for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2026

/s/   GEORGE R. AYLWARD
George R. Aylward
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/   MICHAEL A. ANGERTHAL
Michael A. Angerthal
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Non-GAAP Information and Reconciliations
(in thousands except per share data)

The following are reconciliations and related notes of the most comparable U.S. GAAP measure to each non-GAAP measure.

Non-GAAP financial information differs from financial information determined in accordance with U.S. GAAP as a result of the reclassification of certain income statement items, as well as the exclusion of certain expenses and other items that are not reflective of the earnings generated from providing investment management and related services. Management uses these measures to evaluate the company's financial performance and operational decision-making. Management believes that these non-GAAP financial measures, when presented together with directly comparable U.S. GAAP measures, are useful to investors and other interested parties to provide additional insight, promote transparency and allow for a more comprehensive understanding of the information used by management. Non-GAAP financial information has material limitations and should not be viewed in isolation or as a substitute for U.S. GAAP measures.

Reconciliation of Total Revenues, GAAP to Total Revenues, as Adjusted:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Total revenues, GAAP	$852,865	$906,949	$845,268
Consolidated investment products revenues (1)	10,363	9,665	9,824
Investment management fees (2)	(39,458)	(41,521)	(40,643)
Distribution and other asset-based fees (2)	(49,589)	(54,702)	(56,159)
Total revenues, as adjusted	$774,181	$820,391	$758,290

Reconciliation of Total Operating Expenses, GAAP to Operating Expenses, as Adjusted:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Total operating expenses, GAAP	$684,185	$724,459	$693,784
Consolidated investment products expenses (1)	(5,812)	(6,987)	(4,224)
Distribution to minority interests (3)	(2,166)	—	—
Distribution and other asset-based expenses (4)	(89,047)	(96,223)	(96,802)
Amortization of intangible assets (5)	(51,777)	(56,299)	(61,027)
Restructuring expense (6)	(693)	(1,487)	(824)
Deferred compensation and related investments (7)	(919)	(2,085)	(1,966)
Acquisition and integration expenses (8)	(1,305)	1,650	(10,193)
Other (9)	1,262	(9,963)	(210)
Total operating expenses, as adjusted	$533,728	$553,065	$518,538

Reconciliation of Operating Income, GAAP to Operating Income, as Adjusted:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Operating income, GAAP	$168,680	$182,490	$151,484
Consolidated investment products operating income (1)	16,175	16,652	14,048
Distribution to minority interests (3)	2,166	—	—
Amortization of intangible assets (5)	51,777	56,299	61,027
Restructuring expense (6)	693	1,487	824
Deferred compensation and related investments (7)	919	2,085	1,966
Acquisition and integration expenses (8)	1,305	(1,650)	10,193
Other (9)	(1,262)	9,963	210
Operating income, as adjusted	$240,453	$267,326	$239,752
Operating margin, GAAP	19.8%	20.1%	17.9%
Operating margin, as adjusted	31.1%	32.6%	31.6%

Reconciliation of Net Income Attributable to Common Stockholders, GAAP to Net Income Attributable to Common Stockholders, as Adjusted:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Net income attributable to Virtus Investment Partners, Inc., GAAP	$138,396	$121,746	$130,621
Amortization of intangible assets, net of tax (5)	38,222	40,453	41,829
Restructuring expense, net of tax (6)	513	1,099	599
Deferred compensation and related investments (7)	487	99	(1,097)
Acquisition and integration expenses, net of tax (8)	993	(1,213)	7,401
Other, net of tax (9)	(10,682)	26,565	(744)
Seed capital and CLO investments, net of tax (10)	6,349	1,065	(16,842)
Net income attributable to Virtus Investment Partners, Inc., as adjusted	$174,278	$189,814	$161,767
Weighted Average Shares Outstanding—Diluted	6,929	7,210	7,375
Weighted Average Shares Outstanding—Diluted, as adjusted[A]	6,929	7,210	7,375
Earnings Per Share—Diluted, GAAP	$19.97	$16.89	$17.71
Earnings Per Share—Diluted, as adjusted	$25.15	$26.33	$21.93

[A]   Reflects dilutive impact to shares in all periods; differs from GAAP basis in periods of a GAAP earnings loss, if any

Notes to Reconciliations:

Reclassifications:

1. <u>Consolidated investment products</u> - Revenues and expenses generated by operating activities of mutual funds and CLOs that are consolidated in the financial statements. Management believes that excluding these operating activities to reflect net revenues and expenses of the company prior to the consolidation of these products is consistent with the approach of reflecting its operating results from managing third-party client assets.

<u>Other Adjustments:</u>

<u>Revenue Related</u>

2. <u>Investment management/Distribution and service fees</u> - Each of these revenue line items is reduced to exclude fees passed through to third-party client intermediaries who own the retail client relationship and are responsible for distributing company sponsored investment products and servicing the client. The amount of fees fluctuates each period, based on a predetermined percentage of the value of assets under management, and varies based on the type of investment product. The specific adjustments are as follows:

    <u>Investment management fees</u> - Based on specific agreements, the portion of investment management fees passed-through to third-party intermediaries for services to investors in sponsored investment products.

    <u>Distribution and service fees</u> - Based on distinct arrangements, fees collected by the company then passed-through to third-party client intermediaries for services to investors in sponsored investment products. The adjustment represents all of the company's distribution and service fees that are recorded as a separate line item on the condensed consolidated statements of operations.

    Management believes that making these adjustments aids in comparing the company's operating results with other asset management firms that do not utilize third-party client intermediaries.

<u>Expense Related</u>

3. <u>Distribution to minority interests</u> - Earnings allocated and distributed to limited partners of a majority owned manager are recorded as employment expenses in the financial statements. Management believes reclassifying these earnings distributions to noncontrolling interests to reflect these payments as non-operating earnings distributions aids in comparing the company's operating results with other asset managers that do not have majority-owned managers.

4. <u>Distribution and other asset-based expenses</u> - Primarily payments to third-party client intermediaries for providing services to investors in sponsored investment products. Management believes that making this adjustment aids in comparing the company's operating results with other asset management firms that do not utilize third-party client intermediaries.

5. <u>Amortization of intangible assets</u> - Non-cash amortization expense or impairment expense, if any, attributable to acquisition-related intangible assets, including any portion that is allocated to noncontrolling interests. Management believes that making this adjustment aids in comparing the company's operating results with other asset management firms that have not engaged in acquisitions.

6. <u>Restructuring expense</u> - Certain non-recurring expenses associated with restructuring the business, including lease abandonment-related expenses and severance costs associated with staff reductions that are not reflective of ongoing earnings generation of the business. Management believes that making this adjustment aids in comparing the company's operating results with prior periods.

7. <u>Deferred compensation and related investments</u> - Compensation expense, gains and losses (realized and unrealized), and interest and dividend income related to market performance of deferred compensation and related balance sheet investments. Market performance of deferred compensation plans and related investments can vary significantly from period to period. Management believes that making this adjustment aids in comparing the Company's operating results with prior periods.

8. <u>Acquisition and integration expenses</u> - Expenses that are directly related to acquisition and integration activities. Acquisition expenses include certain transaction related employment expenses, transaction related employment expenses, closing costs, professional fees, and financing fees as well as any change in the fair value of contingent consideration. Integration expenses include costs incurred that are attributable to combining businesses, including compensation, restructuring and severance charges, professional fees, consulting fees, and other expenses. Management believes that making these adjustments aids in comparing the company's operating results with other asset management firms that have not engaged in acquisitions.

Components of Acquisition and Integration Expenses for the respective periods are shown below:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Acquisition and Integration Expenses			
Employment expenses	$ 1,422	$ 3,958	$12,585
Other operating expenses	2,097	—	3,118
Change in fair value of contingent consideration	(2,214)	(5,608)	(5,510)
Total Acquisition and Integration Expenses	$ 1,305	$ (1,650)	$10,193

9. <u>Other</u> - Certain expenses that are not reflective of the ongoing earnings generation of the business. Employment expenses and noncontrolling interests are adjusted to exclude fair value measurements of investment manager minority interests. Other operating expenses are adjusted for non-capitalized debt issuance costs, amortization of lease termination fees and transition related expense (benefit). Interest expense is adjusted to remove gains on early extinguishment of debt and the write-off of previously capitalized costs in connection with a debt modification. Income tax expense (benefit) items are adjusted for uncertain tax positions, changes in tax law, valuation allowances, and other unusual or infrequent items not related to current operating results to reflect a normalized effective rate. Management believes that making these adjustments aids in comparing the company's operating results with prior periods.

Components of Other for the respective periods are shown below:

	Twelve Months Ended		
	12/31/2025	12/31/2024	12/31/2023
Other			
Employment expense fair value adjustments	$ (4,941)	$ 4,681	$ 210
Non-capitalized debt issuance costs	1,314	—	—
Amortization of lease termination fees	2,365	6,501	—
(Gain)/loss on modification of debt	508	—	—
Transition relate expense (benefit)	—	(1,219)	—
Tax impact of adjustments	308	(2,624)	(53)
Other discrete tax adjustments	(1,393)	412	(2,585)
Manager minority interest fair value adjustments	(8,843)	18,814	1,684
Total Other	$(10,682)	$26,565	$ (744)

Seed Capital and CLO Related

10. <u>Seed capital and CLO investments (gains) losses</u> - Gains and losses (realized and unrealized) of seed capital and CLO investments. Gains and losses (realized and unrealized) generated by seed capital and CLO investments can vary significantly from period to period and do not reflect the company's operating results from providing investment management and related services. Management believes that making this adjustment aids in comparing the company's operating results with prior periods and with other asset management firms that do not have meaningful seed capital and CLO investments.

Definitions:

Revenues, as adjusted, comprise the fee revenues paid by clients for investment management and related services. Revenues, as adjusted, for purposes of calculating net income attributable to Virtus Investment Partners, Inc., as adjusted, differ from U.S. GAAP, namely in excluding the impact of operating activities of consolidated investment products and reduced to exclude fees passed through to third-party client intermediaries who own the retail client relationship and are responsible for distributing the product and servicing the client.

Operating expenses, as adjusted, is calculated to reflect expenses from ongoing continuing operations. Operating expenses, as adjusted, for purposes of calculating net income attributable to Virtus Investment Partners, Inc., as adjusted, differ from U.S. GAAP expenses in that they exclude amortization or impairment, if any, of intangible assets, restructuring and severance, the effect of consolidated investment products, acquisition and integration-related expenses and certain other expenses that do not reflect the ongoing earnings generation of the business.

Operating margin, as adjusted, is a metric used to evaluate efficiency represented by operating income, as adjusted, divided by revenues, as adjusted.

Earnings (loss) per share, as adjusted, represent net income (loss) attributable to Virtus Investment Partners, Inc., as adjusted, divided by weighted average shares outstanding, as adjusted, on either a basic or diluted basis.

Peer Companies Utilized for Comparative Financial Results

- Acadian Asset Management Inc.
- Affiliated Managers Group, Inc.
- AllianceBernstein Holding L.P.
- Artisan Partners Asset Management Inc.
- Cohen & Steers, Inc.
- Federated Hermes, Inc.
- Franklin Resources, Inc.
- Invesco Ltd.
- Janus Henderson Group plc
- T. Rowe Price Group, Inc.
- Victory Capital Holdings, Inc.

Directors and Officers

As of December 31, 2025

Board of Directors

George R. Aylward
President and Chief Executive Officer
Virtus Investment Partners

Peter L. Bain[2,3]
President, Chief Executive Officer and Director (Retired)
OM Asset Management
(Now known as Acadian Asset Management)

Susan S. Fleming, Ph.D.[1]
Keynote Speaker and Executive Educator

Paul G. Greig[1]
Chairman of the Board (Retired)
Opus Bank

Timothy A. Holt[2,3]
Non-Executive Chairman of the Board of Directors
Senior Vice President and Chief Investment Officer
(Retired) Aetna, Inc.

Melody L. Jones[2,3]
Founder
32-80 Advisors

W. Howard Morris[1]
President and Chief Investment Officer
The Prairie & Tireman Group

John C. Weisenseel[1]
Senior Vice President and Chief Financial Officer (Retired)
AllianceBernstein LP

Principal Corporate Officers

George R. Aylward
President, Chief Executive Officer and Director

Michael A. Angerthal
Executive Vice President
Chief Financial Officer and Treasurer

Elizabeth A. Lieberman
Executive Vice President
Chief Human Resources Officer

Barry M. Mandinach
Executive Vice President
Head of Distribution

Andra C. Purkalitis
Executive Vice President
Chief Legal Officer, General Counsel and Corporate Secretary

Richard W. Smirl
Executive Vice President
Chief Operating Officer

[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee

Investment Managers

AlphaSimplex Group, LLC
alphasimplex.com

Ceredex Value Advisors LLC
ceredexvalue.com

Crescent Cove Advisors, LP
crescentcove.com

Duff & Phelps Investment Management Co.
dpimc.com

Kayne Anderson Rudnick Investment Management, LLC
kayne.com

Newfleet Asset Management
newfleet.com

NFJ Investment Group, LLC
nfjinv.com

Seix Investment Advisors
seixadvisors.com

Silvant Capital Management LLC
silvantcapital.com

Stone Harbor Investment Partners
shipemd.com

Sustainable Growth Advisers, LP
sgadvisers.com

Virtus ETF Solutions
virtus.com/investment-partners/virtus-etf-solutions

Virtus Multi-Asset
virtus.com/investment-partners/virtus-multi-asset

Virtus Systematic
virtus.com/investment-partners/virtus-systematic

Westchester Capital Management, LLC
westchestercapitalmanagement.com

Shareholder Information

Security Listing

The common stock of Virtus Investment Partners, Inc. is traded on the New York Stock Exchange under the symbol "VRTS."

Transfer Agent and Registrar

For information or assistance regarding your account, please contact our transfer agent and registrar:

Virtus Investment Partners
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Toll-free (within U.S.): 866-205-7273
Foreign Shareowners: 413-775-6091

Website:
shareholder.broadridge.com/VRTS

Email:
Virtus.Investment.Partners@virtus.com

Annual Meeting of Shareholders

Shareholders are invited to attend the 2026 Annual Meeting of Shareholders on Wednesday, May 20, 2026 at 9:00 a.m. EDT at the Company's offices, One Financial Plaza, 19th Floor, Hartford, Connecticut.

For More Information

To receive additional information about Virtus Investment Partners and access to other shareholder services, visit Investor Relations in the "Our Story" section of our website at virtus.com, or contact us at:

Virtus Investment Partners, Inc.
Investor Relations
One Financial Plaza
Hartford, CT 06103
Telephone: 800-248-7971 (Option 2)
Email: investor.relations@virtus.com

To learn more about Virtus ETFs, Retail Separate Accounts, UCITS, Mutual Funds or other products, call your financial representative or visit us at virtus.com.

